UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

July 27, 2022

Commission File Number:  001-38159

BRITISH AMERICAN TOBACCO P.L.C.

(Translation of registrant’s name into English)

Globe House
4 Temple Place
London WC2R 2PG
United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40‑F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This report includes information as exhibits that has been made available by British American Tobacco p.l.c. (the “Company”) as of July 27, 2022.

The information contained in this Form 6-K is incorporated by reference into the Company’s Form S-8 Registration File Nos. 333-223678, 333-219440 and 333-237186 and Form F-3 Registration Statement File Nos. 333-232691 and 333-265958, and related Prospectuses, as such Registration Statements and Prospectuses may be amended from time to time.

EXHIBIT INDEX

Exhibit	Description

Exhibit 1	British American Tobacco p.l.c. Half-Year Report to 30 June 2022.
Exhibit 101	XBRL Instance Document and Related Item - The instance document does not appear in the interactive data file because its XBRL tags are embedded within the inline XBRL document.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

British American Tobacco p.l.c.

By:	/s/ Paul McCrory
Name:	Paul McCrory
Title:	Company Secretary

Date:  July 27, 2022

For the non-GAAP information contained in this announcement, no comparable GAAP or IFRS information is available on a forward-looking basis and our forward-looking revenue and earnings per share cannot be estimated, as the effect of rates of exchange and adjusting items, which could be significant, may be highly variable and cannot be estimated with reasonable certainty. As such, no reconciliations for this forward-looking non-GAAP information are available and we are unable to: present revenue before presenting New Category revenue or constant currency revenue; or present earnings per share before presenting constant currency adjusted diluted earnings per share.

Exhibit 1

27 JULY 2022 –INTERIM RESULTS
BRITISH AMERICAN TOBACCO p.l.c. HALF-YEAR REPORT TO 30 JUNE 2022

NEW CATEGORIES GROWTH DRIVES FASTER TRANSFORMATION

PERFORMANCE HIGHLIGHTS	REPORTED		ADJUSTED
	Current	Vs 2021	Current	Vs 2021
	rates		Rates	current	constant

Cigarette and THP value share		+10 bps
Cigarette and THP volume share		flat
Consumers of non-combustible products[1]	20.4m	+2.1m

Revenue (£m)	£12,869m	+5.7%	£12,869m	+5.7%	+3.7%
Revenue from New Categories (£m)	£1,283m	+45.4%	£1,283m	+45.4%	+45.0%
Profit from operations (£m)	£3,678m	-25.0%	£5,645m	+7.8%	+4.9%
Operating margin (%)	+28.6%	-11.7 ppts	+43.9%	+90 bps	+50 bps
Diluted EPS (pence)	80.8p	-42.9%	167.4p	+8.6%	+5.7%
Net cash generated from operating activities (£m)	£3,221m	+42.9%

Borrowings (£m)	£44,875m	-0.3%

The use of non-GAAP measures, including adjusting items and constant currencies, are further discussed on pages 55 to 60, with reconciliations from the most comparable IFRS measure provided.  Note – 1. Internal estimate.

Jack Bowles, Chief Executive:

“I am very proud that our continued New Categories growth momentum is driving Faster Transformation. We are delivering both strong operational performance and transforming the business.

I am especially proud that the number of consumers using our non-combustible brands has passed the milestone of 20m in the first half. Our A Better Tomorrow purpose, partnered with our well-established multi-category strategy, continues to drive growth.

Our three strong, global New Category brands underpinned our revenue performance, with non-combustibles now representing 14.6% of revenue. Revenue growth was ahead of volume growth in all three New Categories. We are confident in delivering £5bn New Category revenue, and profitability, by 2025.

From an innovation perspective, the second half promises to be exciting. We are launching our new glo system proposition, hyper X2, and a new consumables range in the THP category, where we are enjoying strong growth. In addition, we continue to build on our international leadership position in Vapour, expanding our portfolio with the launch of Vuse Go, our new disposable Vapour platform. This will be scaled-up and rolled out into a number of new markets following our successful UK pilot launch in the first half of 2022.

Our combustibles business continues to grow value share enabled by robust pricing. In addition, we have delivered £1.5bn Quantum savings six months early, and our progress continues.

We have a strong and resilient portfolio in the U.S., growing value share in both combustibles and vapour. We continue to grow our premium value share in combustibles and to date we see no acceleration of downtrading in our combustibles portfolio.

We are not immune, of course, to the increasing macro-economic pressures, exacerbated by the conflict in Ukraine. However, we are well positioned to navigate the current turbulent environment due to our powerful brands, operational agility and continued strong cash generation.

I am very pleased that, thanks to the hard work and commitment of BAT employees all over the world, we are delivering our operational performance and business transformation at pace in a challenging environment.

With this strong start to the year, I am confident in achieving our full year guidance. While understanding that there is more to do, these results demonstrate the strong progress we are making in our Faster Transformation towards A Better Tomorrow.”

* at constant rates of exchange

CHIEF EXECUTIVE’S STATEMENT

FASTER TRANSFORMATION OF OUR BUSINESS

“During the first half of 2022, our Faster Transformation demonstrated the benefits of our multi-category strategy. Our A Better Tomorrow purpose, which drives a reduction in the health impact of our business, is based on our three core beliefs:

•	Rigorous science should underpin our portfolio of reduced-risk products**†;
•	Product innovation is essential to satisfy evolving global consumer needs; and
•	Sustainability is at the centre of our business decisions and heart of our strategy.

We continue to make substantial investments in our science and R&D and have built a substantial body of science to support our New Category products, including pioneering clinical studies of glo and Vuse.

•

Based on over 135 of our own studies, and third-party data across emissions, toxicology and the growing body of clinical and population studies, we believe our products are scientifically substantiated as reduced risk**† compared to smoking and that this science supports the role and use of these products in Tobacco Harm Reduction.

•

The science shows that, for Vuse and glo harmful components are 90-99% less than cigarettes, with toxicology between 95% to 99% less. For Velo, studies show it contains less harmful components than snus.

Further to our vapour portfolio expansion, in July 2022, we launched our new THP innovation platform – glo hyper X2 – a smaller, lighter, induction heating device with an ergonomic design and separate boost button. This platform will be enabled by a re-designed Neo consumables range. The roll-out has started in Japan, with rapid roll-outs to other markets planned in the second half of 2022.

We continue to take an active approach to reducing our environmental impact, having signed up to the UN-backed Race to Zero campaign. I am pleased to report that we now have 18 certified carbon neutral^ manufacturing and commercial facilities with two added in the first half of 2022.

Driving even Faster Transformation, while navigating the macro environment, will be our priority during the second half of the year. The strength of our New Category portfolio, combined with our focus on science, innovation and sustainability, underpins our confidence in delivering another strong year in 2022.”

FINANCE & TRANSFORMATION DIRECTOR’S OUTLOOK STATEMENT

TRANSFORMING AND DELIVERING

“Our first half performance demonstrates our delivery and our Faster Transformation in action. We continue to build on our momentum, supported by our New Categories becoming a greater driver of Group performance.

We continued to invest in our transformation, with over £1 billion invested in New Categories in the first half.  In addition, we improved the contribution from New Categories, with losses down for the second consecutive period.

Progress at our state-of-the-art Innovation Hub in Trieste, Italy also continues. The Hub will host a New Categories manufacturing site, innovation lab and digital centre of excellence.

Strong pricing in combustibles and value share growth, up a further 10 bps, continue to fund our transformation. U.S. combustible volume was down 13.4%, mainly due to industry volume decline which reflected the impact of macro factors, including higher fuel prices and a return to more normal consumer consumption patterns post COVID.

Reported results were impacted by impairment charges in respect of Russia assets (£957 million, as described on pages 33 and 34), a charge of £450 million related to the investigation in respect of alleged historical breach of sanctions (described on page 20) and other charges recognised related to Quantum (including the exit from Egypt and planned factory closure in Singapore), with reported EPS down 42.9%.

On an adjusted, constant currency basis, EPS was up 5.7% reflecting our continued strong performance, absorbing the impact of a very strong comparator in the U.S., and the sale of our business in Iran in August 2021. While we are not immune to the current macro environment, we are confident in our full year guidance, irrespective of the timing of the transfer of our Russian business.

With our active capital allocation framework, we are committed to delivering enhanced long-term value for shareholders. We have already repurchased 37.7 million shares at a cost of £1.3 billion as part of our £2 billion share repurchase programme for 2022. Liquidity remains strong with average debt maturity close to 10 years, and 90% of our debt is fixed, with a current rating of BBB+ (negative outlook)/Baa2 (stable outlook)***.

In summary, our robust first half results give us confidence in our full year guidance. We are making strong progress towards our Faster Transformation and building a sustainable Enterprise of the Future.”

On track for FULL YEAR 2022 guidance:

•	Global tobacco industry volume expected to be down c.3.0% partly due to the U.S., Turkey and uncertainty over Russia / Ukraine.
•	Constant currency revenue growth of 2-4% and continued strong progress towards £5bn New Category revenue in 2025.
•	Mid-single figure constant currency adjusted EPS growth, including continued expectation of c.2% transactional FX headwind.
•	Expected translational FX tailwind of c.6% on full year adjusted diluted EPS growth.

** Based on the weight of evidence and assuming a complete switch from cigarette smoking. These products are not risk-free and are addictive.

***A credit rating is not a recommendation to buy, sell or hold securities, and may be subject to withdrawal or revision at any time. Each rating should be evaluated separately of any other rating.

† Our vapour product Vuse (including Alto, Solo, Ciro and Vibe), and certain products including Velo, Grizzly, Kodiak, and Camel Snus, which are sold in the U.S., are subject to FDA regulation and no reduced-risk claims will be made as to these products without agency clearance.

^ Carbon neutrality relates to Scope 1 & 2 greenhouse gas (GHG) emissions, achieved by a combination of initiatives, including energy efficiency, emissions reduction, renewable energy use, the purchase of renewable energy certificates and offsetting.

GROUP OPERATING REVIEW

TOTAL GROUP VOLUME and REVENUE

For six months ended 30 June	Volume (unit)		Revenue (£m)
			Reported			At constant rates
	2022	Change	2022	2021	Change	FX	2022 cc	2021	Change
	Unit	%	£m	£m	%	£m	£m	£m	%
New Categories			1,283	883	+45.4%	(3)	1,280	883	+45.0%
Vapour (10ml units / pods mn)	292	+18.6%	617	398	+55.2%	(27)	590	398	+48.2%
THP (sticks bn)	11.0	+30.4%	497	359	+38.6%	20	517	359	+44.2%
Modern Oral (pouches mn)	1,770	+10.1%	169	126	+34.2%	4	173	126	+37.0%
Traditional Oral (stick eq bn)	3.9	-4.9%	598	558	+7.2%	(37)	561	558	+0.6%
Total Non-Combustibles			1,881	1,441	+30.7%	(40)	1,841	1,441	+27.8%
Cigarettes (sticks bn)	303.4	-4.0%
OTP incl RYO/MYO (stick eq bn)	8.2	-11.0%
Total Combustibles	311.6	-4.2%	10,774	10,527	+2.3%	(188)	10,586	10,527	+0.6%
Other			214	207	+2.9%	(10)	204	207	-1.9%
Total			12,869	12,175	+5.7%	(238)	12,631	12,175	+3.7%
Cigarettes and THP (sticks bn)	314	-3.1%

Use of the term “cc” refers to the variance between the 2022 performance, at 2021 exchange rates, against the 2021 performance.

New Category consumables volume was up in all three categories. Combustibles volume was down 4.2% as growth in markets including Pakistan, Brazil, and Bangladesh was more than offset by the sale of the Iranian business in 2021 and lower volume in the U.S., Turkey, Nigeria, Germany and Denmark. Volume was also lower in Ukraine where, due to the conflict, the Group temporarily ceased manufacturing and all sales activity (see page 19). Cigarette and THP volume share was in line with 2021, as growth in APME (driven by Japan and Bangladesh partly offset by Saudi Arabia and Australia) was offset by the U.S. where the Group continued to drive for value growth. Duty paid industry cigarette volume was estimated1 to be down c2.5% in the first half of 2022.

On a reported basis, revenue was up 5.7% to £12,869 million driven by strong revenue growth in New Categories, up 45%, supported by continued robust pricing in combustibles (with price/mix of 4.8% supporting value share gains of 10 bps). Excluding a foreign exchange tailwind of 2.0%, revenue was up 3.7% on a constant currency basis.

Revenue from non-combustibles now represents 14.6% of Group revenue, up from 12.4% at FY 2021, reflecting the Group’s focus on transforming the portfolio of products to New Categories.

1. Internal estimates

PROFIT FROM OPERATIONS AND OPERATING MARGIN

For six months ended 30 June	Reported PfO (£m) Operating Margin (%)			Adjusted PfO (£m) Adjusted operating margin (%)
	2022	2021	Change	Adj	FX	2022 cc	2021	Change
Profit from Operations (PfO)	3,678	4,907	-25.0%	1,967	(155)	5,490	5,235	+4.9%
Operating Margin	28.6%	40.3%	-1,170 bps			43.5%	43.0%	+50 bps

Use of the term “cc” refers to the variance between the 2022 adjusted performance, at 2021 exchange rates, against the adjusted 2021 performance.

Profit from operations on a reported basis was down 25.0% at £3,678 million, with reported operating margin down 11.7 ppts to 28.6%. This was driven by impairment charges of £957 million recognised in respect of the Group’s decision to transfer its Russian operations (as explained on page 20 and pages 33 and 34), charges related to the Group’s restructuring programme Quantum of £310 million (including the exit from Egypt and planned factory closure in Singapore), and a charge of £450 million recognised in respect of the DOJ and OFAC investigations into alleged historical breaches of sanctions (see page 20).

Adjusted profit from operations and adjusted operating margin

Adjusted profit from operations at constant rates was up 4.9%. Strong revenue growth, improved contribution from New Categories as losses reduced and further savings of c.£275 million delivered through Quantum were partly offset by the absorption of a 1.5% transactional foreign exchange headwind. Adjusted operating margin grew 90 bps or 50 bps at constant rates of exchange.

CATEGORY PERFORMANCE REVIEW

A STEP CHANGE IN NEW CATEGORIES

For six months ended 30 June	Volume (unit)		Revenue (£m)
			Reported			At constant rates
	2022	Change	2022	2021	Change	FX	2022 cc	2021	Change
	Unit	%	£m	£m	%	£m	£m	£m	%
Revenue
Vapour (10ml units / pods mn)	292	+18.6%	617	398	+55.2%	(27)	590	398	+48.2%
THP (sticks bn)	11.0	+30.4%	497	359	+38.6%	20	517	359	+44.2%
Modern Oral (pouches mn)	1,770	+10.1%	169	126	+34.2%	4	173	126	+37.0%
Total New Categories revenue			1,283	883	+45.4%	(3)	1,280	883	+45.0%

Use of the term “cc” refers to the variance between the 2022 performance, at 2021 exchange rates, against the 2021 performance.

VUSE – VAPOUR: Extending Global Category leadership and launch of disposable “Vuse Go”

•	Vuse vapour value share up 120 bps vs FY 2021 to reach 34.7% May YTD in Top 5 (T5*) markets, despite growth in the disposables segment in Europe.
•	Launched Vuse Go in the UK, with further roll-outs planned for the second half of 2022.
•	Vapour revenue up 55.2% or 48.2% (at constant rates), ahead of volume growth of 18.6%.
•	Continued strong consumer acquisition +0.9m to 9.4m. ^
•	Vuse now value share leader in U.S. increasing 380 bps (May YTD) vs FY 2021 to 36.3%, leading in 34 states.

Vapour continued its strong momentum (driven by Vuse) with volume up 18.6%, and revenue up 55%, or 48% at constant currency, driven by increased pricing in all key markets. We increased our total vapour value share in the T5 markets to 35.7% May YTD (up 80 bps vs FY 2021), being the global leader in terms of value share. We maintained volume share leadership of devices in all T5 markets, an important indicator of sustainable future growth.

In the U.S., Vuse is now the value share leader, at 36.3%, up 380 bps vs FY 2021, leading in 34 states. This has been driven by the continued success of Vuse Alto. Total Vuse consumables volume grew 19.4% (in an industry approximately 3% higher), with revenue up 71%, or 60% on a constant currency basis. This is despite the growth of synthetic nicotine disposables in the U.S.

We continue to innovate across our Vuse portfolio to drive increased satisfaction for consumers. In the first half, we launched Vuse ePod2+ in Canada, our first connected device. Our value share of total vapour in Canada was up 7.8 ppts vs FY 2021 to 88.4% May YTD.

In Europe, Vuse continued to grow both revenue and volume, and our value share of closed system vapour continued to rise, up 820 bps to 64.4% May YTD. However, our value share of total vapour declined 12 ppts, due to the rapid growth of disposables. In both France and Germany, we maintained value share leadership despite a decline of 3.7 ppts to 41.4% (May YTD) in France, and 16 ppts to 43.8% (May YTD) in Germany. In the UK, our vapour value share was down 12.5 ppts to 17.4% (May YTD). However, in May 2022, we launched our new disposable offering, Vuse Go, in the UK as a pilot market, and we have further rapid roll-out plans for the second half of 2022.

* T5 markets by revenue are the U.S., UK, France, Germany and Canada; they account for more than 80% of total industry vapour revenue (closed systems).

^ The number of consumers of non-combustible products includes 3.9 million poly-users, those consumers that use multiple categories. Category specific data is shown inclusive of poly-users, while total Group consumer of non-combustible products adjusts for such poly-users.

CATEGORY PERFORMANCE REVIEW (cont..)

glo - TOBACCO HEATING PRODUCTS (THP): Hyper continues to drive volume share growth, and launch of new platform “glo hyper X2” and its new consumables

•	Revenue up 39% (or 44% at constant rates of exchange) ahead of volume up 30.4% driven by the continued success of glo hyper, with consumer numbers up 1.2m to 7.9m^..
•	glo’s THP category volume share reached 19.6% May YTD, up 160 bps vs. FY 2021 in our Top 9* markets.
•	Europe revenue up 84% (or 88% at constant rates of exchange) and volume up 42.6%, gaining volume share across all key markets.
•	Japan reached 7.4% May YTD volume share of total cigarettes and THP, up 60 bps vs FY 2021.
•	Hyper X2, our new upgraded device platform, launched in Japan in July 2022.

glo continued its strong momentum with total consumable volume up 30.4%, and revenue up 38.6%, or 44.2% at constant currency, ahead of volume growth driven by increased pricing in most key markets. glo’s THP category volume share in the Top 9 markets was up 1.6 ppts versus FY 2021, reaching 19.6% May YTD. Excluding Russia and Ukraine, our share of Top 7 markets (representing over 65% of total THP volumes) reached 18.6%, up 1.2 ppts. This has been driven by the continued success of glo hyper.

In APME, volume grew 17.3%, with revenue up 9.0% or 15.6% on a constant currency basis driven by increased pricing. In Japan, where glo has 3.3 million consumers, glo’s volume share of the tobacco market reached 7.4% May YTD, up 60 bps, as consumers continue to switch to reduced risk alternatives to cigarettes. In a fast growing market, our THP category volume share was 20.5% May YTD, down 70 bps vs FY 2021. In the second half of 2022, we plan to launch hyper X2, our new upgraded device platform supported by strong marketing activation plans.

In Europe, glo volume grew 42.6%, around three times faster than THP industry growth rates of 15.5% in the region, with revenue up 84% or 88% at constant currency. The total THP category is growing around 2.5 times faster than in APME and the region now represents more than 55% of our global THP volume (or 46% excluding Russia). Within this growing category, glo continued to grow volume share across all key European markets, with aggregate category share in the Top European markets reaching 20.4% May YTD, up 3.8 ppts vs. FY 2021. Excluding Russia, our aggregate share of the category reached 18.9% up 1.2 ppts.

In respect of the top European markets, glo performed very well driven by hyper. THP category volume share (May YTD compared to FY 2021) was up in Poland (by 13.5 ppts to 30.2%), Italy (by 260 bps to 15.4%) and in Germany (by 240 bps to 8.0%). However, in Romania, THP category volume share was down 120 bps to 19.2% in a competitive environment.

glo is now available in 26 markets, having launched in Slovakia and Lithuania in Q1 this year. Looking into the second half of 2022, we plan to enter further new markets and launch our new device hyper X2 in selected European markets by the end of the year.

* Top 9 markets industry THP sales by revenue – Japan, South Korea, Russia, Italy, Romania, Germany, Ukraine, Poland and Czech Republic. These markets represent more than 80% of Global industry THP revenue. Russia will remain in the top 9 markets until the sale of the Russian business is complete.

^ The number of consumers of non-combustible products includes 3.9 million poly-users, those consumers that use multiple categories. Category specific data is shown inclusive of poly-users, while total Group consumer of non-combustible products adjusts for such poly-users.

CATEGORY PERFORMANCE REVIEW (cont..)

VELO - MODERN ORAL: Continued volume share leadership in Europe on the back of continued innovation

•	Revenue up 34% (or 37% at constant rates of exchange) ahead of volume up 10% with consumer numbers up 0.2m to 2.3m^.
•	Category volume share in key (T5*) markets was down 3.4 ppts at 31.4%, driven by performance in the highly competitive U.S. market.
•	In Europe, Velo’s share of Total Oral was up in all T5 markets, maintaining volume share leadership.
•	Velo maintains market leadership in 15 out of 17 markets in Europe.
•	Further broadening of our portfolio offering, with Mini pouches and Max ranges across Europe.

Our Modern Oral portfolio, driven by Velo, continued to grow in the first six months of 2022, with revenue up 34.2% or 37.0% at constant rates of exchange, and volume up 10.1%. Volume share of the Modern Oral category in our T5 markets was lower, driven by a highly competitive pricing environment in the U.S. Excluding the U.S., the Group maintained leadership of the Modern Oral category despite a 30 bps decline in volume share to 69.2% in a fast growing category.

In the U.S., volume was down 56% to 179 million pouches (compared to 406 million pouches in the same period in 2021) with revenue up 50.7% (or 40.9% at constant currency) driven by increased pricing. Velo’s volume share was down 5.0 ppts to 6.7% May YTD (vs FY 2021), as we reduced promotional support for the brand. Modern Oral remains only c.1.5% of total nicotine value share in the U.S. Current low moisture product formulations continue to result in low levels of average daily consumption and high poly-usage.

In Europe, volume grew 26.3% with revenue up 32.5% or 36.1% at constant currency, as the Modern Oral segment continues to expand and we continue to consolidate our industry leading position. In Norway, we maintained our leadership position with volume share of Modern Oral in line with FY 2021 at 64.1%.

Our volume share of Modern Oral in Sweden was 1.4 ppts down at 58.3% vs FY 2021, being impacted by heavy competitor discounting. However, our volume share of total oral in Sweden continued to grow, reaching 9.8% May YTD, up 170 basis points vs FY 2021, reflecting the continued strong growth of the Modern Oral category.

In Denmark (50 bps higher than FY 2021 at 93.1%) and Switzerland (up 100 bps vs FY 2021, to 92.5%), we strengthened our volume share leadership position in the Modern Oral category from a high base, and in the UK we achieved market leadership (in May 2022) with volume share reaching 48.3% May YTD, up 18.9% ppts vs. FY 2021.

We continue to drive innovation across the category, with Mini pouches now available in 20 markets, and Max ranges available in 15, driving strong overall growth. We expect to launch in further markets in the second half of 2022.

* Modern Oral focus markets of U.S., Sweden, Norway, Denmark and Switzerland.

^ The number of consumers of non-combustible products includes 3.9 million poly-users, those consumers that use multiple categories. Category specific data is shown inclusive of poly-users, while total Group consumer of non-combustible products adjusts for such poly-users.

CATEGORY PERFORMANCE REVIEW (cont..)

BEYOND NICOTINE

As consumers increasingly seek products offering wellbeing and stimulation characteristics, we continue to work with our venturing unit, Btomorrow Ventures (BTV), and selected third parties to strengthen our understanding of this market. Our well-established market research has given us a detailed understanding of consumer need states allowing us to invest in, acquire and develop natural ingredients and new delivery formats that satisfy these needs. We believe our supply chain strengths and trade market capabilities mean that, when ready, we can deliver associated products to consumers at speed and scale.

BTV has completed 18 investments since launch in 2020, including 2 exits which delivered on their strategic objectives for BAT whilst also achieving a positive financial return. We continue to invest in innovative consumer, new sciences and technology businesses aligned with our strategic priorities.

While we have impaired the investment in Organigram by £59 million (net of tax), partly due to the volatility in global cannabis stock prices, we remain pleased with our strategic collaboration, including our joint Product Development Collaboration Agreement focusing on research and product development activities of next generation adult cannabis products, with an initial focus on cannabidiol (CBD). Organigram continues to perform well and we continue to explore opportunities to expand our science-focused cannabis ecosystem as we monitor changes in the regulatory environment.

TRADITIONAL ORAL

Group volume declined 4.9% to 3.9 billion stick equivalents. Total revenue was £598 million, up 7.2% benefiting from a foreign exchange tailwind. At constant rates of exchange, revenue increased 0.6% (to £561 million), as continued strong pricing in the U.S. (price mix of 5.3%), which accounts for 97% of revenue from the category, was largely offset by reduction in volume in both Europe (down 8.9%) and the U.S. (down 4.4%). Value share was down 40 bps, due to increased pressure on consumer affordability impacting the Group’s portfolio.

The Modified Risk Tobacco Product (MRTP) applications for Camel Snus were discussed by the Tobacco Products Scientific Advisory Committee (TPSAC) of the FDA in September 2018. After extensive work with the FDA, we expect that the applications will remain under review until at least the second half of 2022.

VALUE THROUGH COMBUSTIBLES

•	Group value share up 10 bps, driven by the U.S. up 30 bps.
•	Volume down 4.2%, driven by the sale of the Iranian business in 2021, lower volume in U.S. and Turkey and the impact of the conflict in Ukraine.
•	Strong pricing, partially offset by negative geographic mix.
•	Revenue growth up 2.3% or 0.6% at constant rates, with Combustibles price/mix +4.8%.

Group cigarette value share increased 10 bps vs FY 2021. This was driven by the continued performance of the strategic cigarette brands (including Lucky Strike) in the U.S. (up 40 bps), higher cigarette value share in APME (driven by increases in Japan, Bangladesh and Pakistan) and in Spain, Colombia and the UK. These more than offset lower value share in Germany, Russia, Romania and Canada. Group cigarette volume share declined 10 bps while the strategic portfolio performed well, up 10 bps compared to FY 2021. Pricing continued to be strong, across the Group, with combustibles price/mix of 4.8%.

Group cigarette volume declined by 4.0% to 303.4 billion sticks (30 June 2021: 316.0 billion sticks). Volume grew in:

•	Brazil (where enhanced border security and restricted population mobility due to COVID-19 led to a reduction in illicit trade);
•	Pakistan (where illicit trade reduced following significant excise-led growth in recent years); and
•	Bangladesh (driven by the continued strength of the local portfolio).

This was more than offset by lower volume:

•

In the U.S. where the Group’s cigarette volume was down 13.4% to 30.0 billion sticks (30 June 2021: 34.7 billion sticks), mainly reflecting the industry decline due to higher fuel prices and a return to more normal consumer consumption patterns post COVID-19. In addition, the prior year trade inventory movements at the end of 2021 (in anticipation of the price increase in Q1 2022) unwound but were partially offset by the phasing of inventory ahead of the U.S. implementation of our Group-wide operating platform, SAP, in July 2022. While the second half will see the full unwinding of the inventory movements, we expect this to be partly offset by the benefit of a softer comparator;

•	Due to the impact of the sale of the Iranian business in 2021; and
•	Due to a number of other markets including Turkey, Nigeria, Denmark, Germany, and Canada.

Our GTR business is slowly recovering following the COVID-19 travel restrictions but remains impacted by the ongoing disruption and capacity constraints in the global travel industry.

CATEGORY PERFORMANCE REVIEW (cont..)

Volume of the strategic cigarette brands, collectively, declined 2.7% in the first six months of 2022:

•

Dunhill’s value share was largely flat as growth in Pakistan, South Africa and Taiwan offset lower value share in other markets including South Korea, Chile and the Netherlands. Volume was largely in line with the previous year, down by 0.1%, as growth in Pakistan and Brazil was offset by Indonesia and South Korea;

•

Kent’s value share was stable as growth in Chile and South Korea was offset by lower value share in Brazil, Japan, Romania and Russia. Volume was down 2.5%, largely due to the sale of the Iranian business in the second half of 2021;

•

Lucky Strike’s value share grew 50 bps, as continued growth in the U.S., Chile, Colombia, Japan, Russia, Germany, Spain, Bangladesh and Italy more than offset lower value share in Taiwan, Mexico and Brazil. Volume grew 22.5% driven by Russia, Japan and the U.S.;

•

Rothmans’ value share was down 10 bps as growth in the Czech Republic, Brazil, New Zealand and Colombia was more than offset by lower value share in Russia, Poland and South Korea. Volume was down by 3.4%, as growth in Brazil and Cuba was offset by the impact of Russia and due to the conflict in Ukraine as the Group suspended manufacturing and sale activities (see page 19);

•

Pall Mall’s value share was down 30 bps driven by the U.S., Australia, Germany, Chile, Malaysia and Romania. Volume was 7.0% lower, largely driven by the sale of the Iranian business (in the second half of 2021), the U.S. and Germany;

•	The Group’s U.S. domestic strategic combustibles portfolio largely performed well in terms of value share:
•	Newport value share increased 30 bps in the U.S., despite a 15.5% volume decline;
•	Natural American Spirit value share was up 10 bps, while volume was down 4.3% against the first six months of 2021; and
•	Camel’s value share declined 20 bps in the U.S., with volume down against the same period of 2021 by 13.4%.

Volume of other tobacco products (OTP) declined 11.0% to 8 billion sticks equivalent (being around 3% of the Group’s combustible portfolio).

Revenue from combustibles was up 2.3% at £10,774 million (30 June 2021: £10,527 million) as higher pricing across the Group more than offset the decline in volume. Revenue at constant rates of exchange was up 0.6% at £10,586 million (30 June 2021: £10,527 million).

SIMPLIFYING THE BUSINESS – Transitioning to the enterprise of the future

•	£1.5bn annualised Quantum savings delivered six months early, with c. £275m savings in H1 2022.
•	Simplification and productivity savings will continue to be a key focus.
•	Quest is delivering the Enterprise of the Future, an organisation with sustainability at its core.

We continue to accelerate our journey towards creating the Enterprise of the Future through our transformation programme, Quest. We are accelerating the capabilities required to build our multi-category platform business, enhance our future sustainability and deliver our digital transformation, making good progress in H1 2022:

•

Quantum – We are optimising existing capabilities to drive excellence and efficiency while remaining agile and simplified. We continue to build new capabilities in consumer, customer, and business intelligence through our shared service centres.

•

Unleash Innovation – We are transforming our R&D capabilities to drive a step change in innovation. We have significantly accelerated the speed of innovation, evidenced by Vuse Go, our fastest concept to market delivery to date. We are further strengthening our capabilities and innovation pipeline leveraging our new Global Device Development Centre in Shenzhen, China.

•

Empowered Organisation Programme – We continue to accelerate our development, adding over 2,250 new capability hires since 2019, in addition to developing a broad range of management training programmes. We achieved our first milestones towards 2025 Diversity & Inclusion ambitions, improving female representation in management and senior teams.

•

Shaping Sustainability – We continue to accelerate our journey towards becoming a sustainable Enterprise of the Future. Achievements in 2022 include being placed among the top 3% of companies across Europe for reduction in core (Scope 1 & 2) greenhouse gas emissions intensity (as published by the Financial Times Statista list of Europe’s Climate Leaders), and Vuse winning the gold award at the Transform Awards Europe 2022 for ‘Best Use of Sustainable Packaging’.

•

Technology & Digital – We have established the foundations needed for digital transformation. We launched the ePod 2+ connected device with MyVuse App providing a seamless experience with strong early results. In addition, the number of contactable consumers in our own CRM solution increased by 40% versus 2021.

We have delivered another c.£275 million of cost savings in H1 2022 and achieved our revised target of £1.5 billion gross savings six months early. This has been enabled through many Group wide initiatives over the last three years, including: large-scale organisational change, operational efficiency through route-to-market optimisation and supply chain productivity. Further simplification, productivity improvements and savings will continue to be a key focus as we sharpen our core capabilities which are critical to Building A Better Tomorrow™, address inflationary challenges and generate funds for our continued transformation.

REGIONAL REVIEW

The performances of the regions are discussed below. The following discussion is based upon the Group’s internal reporting structure.

United States (U.S.):

For six months ended 30 June	Volume (unit)		Revenue (£m)
			Reported				At constant rates
	2022	Change	2022	2021	Change		FX	2022 cc	2021	Change
	Unit	%	£m	£m	%		£m	£m	£m	%
New Categories			414	243	+70.4%		(27)	387	243	+59.2%
Vapour (10ml units / pods mn)	166	+19.4%	402	235	+71.1%		(26)	376	235	+59.9%
THP (sticks bn)	-	-	-	-	-		-	-	-	-
Modern Oral (pouches mn)	179	-55.7%	12	8	+50.7%		(1)	11	8	+40.9%
Traditional Oral (stick eq bn)	3.5	-4.4%	580	537	+7.9%		(38)	542	537	+0.9%
Total Non-Combustibles			994	780	+27.4%		(65)	929	780	+19.0%
Total Combustibles (sticks bn)	30.1	-13.4%	4,928	4,769	+3.3%		(322)	4,606	4,769	-3.4%
Other			12	14	-13.4%		(1)	11	14	-19.0%
Total			5,934	5,563	+6.7%		(388)	5,546	5,563	-0.3%

			Reported PfO (£m) Margin (%)			Adjusted PfO (£m) Adjusted operating margin (%)
			2022	2021	Change	Adj	FX	2022 cc	2021	Change
Profit from Operations (PfO)			2,801	2,570	+9.0%	335	(218)	2,918	2,766	+5.5%
Operating Margin			47.2%	46.2%	+100 bps			52.6%	49.7%	+290 bps

Use of the term “cc” refers to the variance between the 2022 adjusted performance, at 2021 exchange rates, against the 2021 adjusted performance.

•	Vuse revenue growth up 71%, or 60% at constant rates of exchange, and is now the value share leader.
•	Modern Oral revenue up 51% or 41% at constant rates of exchange, driven by increased pricing.
•	Continued strong cigarette pricing with adjusted profit from operations up 5.5% (excluding the translational foreign exchange tailwind).

Regional Revenue and Profit from Operations

Reported revenue grew 6.7%, as strong cigarette and traditional oral pricing, and continued value share gains in Vuse and combustibles were supplemented by a translational foreign exchange tailwind of 7.0% due to the relative weakness of sterling to the US dollar. These were offset by the decline in combustible volume of 13.4% (see page 10). On a constant currency basis, revenue was largely in line with the first six months of 2021, down 0.3%.

Reported profit from operations grew by 9.0%, driven by the improved revenue, further cost reductions as part of Quantum, a credit in respect of a further partial buy-out of the U.S. pension fund (£15 million) and the translational foreign exchange tailwind. Excluding currency and adjusting items of £335 million (30 June 2021: £196 million), which mainly related to amortisation and impairment of brands (£146 million; 30 June 2021: £137 million), litigation charges, including Engle (£79 million; 30 June 2021: £22 million), charges related to the announced factory restructuring as part of Quantum (£92 million) and costs incurred as the Group brought the U.S. onto the single instance of the SAP system (£24 million; 30 June 2021: £14 million), adjusted, constant currency basis profit from operations was up 5.5%.

New Categories

In vapour, Vuse revenue was up 71%, being growth of 60% at constant rates of exchange. Vuse became the value share leader in the first half of 2022 with 36.3% value share, up 380 bps against FY 2021, leading in 34 U.S. states.

In May 2022, we were delighted to receive Vapour marketing authorisations for Vuse Ciro and Vibe in original flavour from the FDA. Together with our Vuse Solo authorisation from last year, this gives the Group the broadest portfolio of market authorisations provided to any vapour company in the U.S., and we believe it also supports further confidence in our Vuse Alto Premarket Tobacco Product Application (PMTA), which shares the same foundational science. Subject to the ongoing FDA discretion, all Vuse products currently available in the U.S. may continue to be marketed.

REGIONAL REVIEW

United States cont…

In Modern Oral, revenue, driven by Velo, increased 51% in the first six months of 2022 (to £12 million), or 41% at constant rates of exchange, despite lower volume (down 56%) in a highly competitive pricing environment, with volume share down 5.0 ppts to 6.7%. Current low moisture product formulations continue to result in low levels of average daily consumption and high poly-usage.

In the U.S., Modern Oral remains only c.1.5% of total nicotine market, by value. While we continue our main investment focus on the much larger vapour category, we have submitted a PMTA for Velo (following on from the PMTA submitted in 2021 for glo hyper) to ensure we are well prepared for future opportunities in the world’s largest New Category market.

Traditional Oral

Traditional Oral revenue increased by 7.9%. However, excluding the translational foreign exchange tailwind, revenue increased 0.9% as pricing was offset by lower volume (down 4.4%). Value share down 40 bps, due to increased pressure on consumer affordability impacting the Group’s more premium skewed portfolio.

The Modified Risk Tobacco Product (MRTP) applications for Camel Snus were discussed by the Tobacco Products Scientific Advisory Committee (TPSAC) of the FDA in September 2018. After extensive work with the FDA, we expect that the applications will remain under review until at least the second half of 2022.

Combustibles

Combustibles revenue was up 3.3%, as pricing and a foreign exchange tailwind more than offset lower volume (down 13.4%). At constant rates, this was a decline of 3.4%. The reduction in volume was largely due to the industry decline which was due to higher fuel prices and a return to more normal consumer consumption patterns post COVID-19. In addition, the prior year trade inventory movements at the end of 2021 (in anticipation of the price increase in Q1 2022) unwound but were partially offset by the phasing of inventory ahead of the U.S. implementation of our Group-wide operating platform, SAP, in July 2022. While the second half will see the full unwinding of the prior year inventory movements, we expect this to be offset by the benefit of a softer prior year comparator.

Value share increased 30 bps compared to the FY 2021, driven by our premium brand Newport and the continued success of Lucky Strike. We have not observed any acceleration in downtrading in our portfolio to date.

While combustible volume share was down 20bps versus full year 2021, we have gained sequential monthly volume share since January 2022.

On 29 April 2022, the FDA announced a proposed tobacco product standard that would prohibit menthol as a characterising flavour in cigarettes in the U.S. The Group’s U.S. subsidiary, RAI Services Company, has participated in the public consultation and has submitted robust comments grounded in science-based evidence.

We continue to believe that the published science does not support regulating menthol cigarettes differently from non-menthol. We believe the scientific evidence neither shows a difference in health risks between menthol and non-menthol cigarettes, nor indicates that menthol cigarettes adversely affect initiation, dependence, or cessation.

The FDA rulemaking process is a multiyear, multistep process and the Group will continue to participate as appropriate and will continue to monitor the developments and any implications to the carrying value of Newport and Camel. In 2021, 55% of the Group’s U.S. cigarette volume was in menthol, being c.6.0% of the Group’s total cigarette volume.

REGIONAL REVIEW

ASIA-PACIFIC AND MIDDLE EAST (APME):

For six months ended 30 June	Volume (unit)		Revenue (£m)
			Reported				At constant rates
	2022	Change	2022	2021	Change		FX	2022 cc	2021	Change
	Unit	%	£m	£m	%		£m	£m	£m	%
New Categories			248	228	+9.5%		15	263	228	+15.9%
Vapour (10ml units / pods mn)	6	+60.8%	9	9	+7.7%		-	9	9	+6.2%
THP (sticks bn)	4.8	+17.3%	235	216	+9.0%		14	249	216	+15.6%
Modern Oral (pouches mn)	211	+90.5%	4	3	+54.6%		1	5	3	+60.2%
Traditional Oral (stick eq bn)	-	-	-	-	-		-	-	-	-
Total Non-Combustibles			248	228	+9.5%		15	263	228	+15.9%
Total Combustibles (sticks bn)	109.8	+0.9%	1,825	1,781	+2.5%		32	1,857	1,781	+4.3%
Other			33	46	-31.4%		(2)	31	46	-35.3%
Total			2,106	2,055	+2.5%		45	2,151	2,055	+4.7%

			Reported PfO (£m) Margin (%)			Adjusted PfO (£m) Adjusted operating margin (%)
			2022	2021	Change	Adj	FX	2022 cc	2021	Change
Profit from Operations (PfO)			155	769	-79.8%	656	10	821	868	-5.4%
Operating Margin			7.4%	37.4%	-30 ppts			38.2%	42.2%	-400 bps

Use of the term “cc” refers to the variance between the 2022 adjusted performance, at 2021 exchange rates, against the 2021 adjusted performance.

•	Volume and revenue growth across all three New Categories.
•	Volume share of glo in Japan increased to 7.4% of total cigarettes and THP.
•	Total nicotine share in Japan reached 20.7% up 60 bps.
•

Profit from operations impacted by adjusting charges related to Quantum (including the exit from Egypt and the planned closure of the Singapore factory) and charges related to the alleged historical breach of sanctions.

Regional Revenue and Profit from Operations

Revenue increased 2.5% despite a translational foreign exchange headwind of 2.2%. At constant rates, revenue increased 4.7% driven by volume growth in combustibles (partly due to the allocation, from 1 January 2022, of the North Africa business to APME) and higher revenue from New Categories, particularly from THP in Japan.

Reported profit from operations declined 79.8% driven by charges in respect of the alleged historical breach of sanctions (see page 20), costs related to Quantum which included charges in relation to the planned closure of the Group’s factory in Singapore and the announced exit from Egypt (£120 million), which were, in aggregate, higher than the impairment charges recognised in respect of the sale of the Group’s operations in Iran, which was held-for-sale at 30 June 2021 and sold in August 2021.

Excluding adjusting items discussed above, adjusted profit from operations was down 5.4% at constant rates of exchange, largely due to the change in excise terms in Australia in 2021 and the impact of the sale of the Iranian business in August 2021. Adjusted operating margin reduced by 400 bps (at constant rates) as the negative mix impact of growth in lower margin, higher volume markets more than offset continued savings from Project Quantum and productivity initiatives.

New Categories

In THP, consumable volume increased by 17.3% to 4.8 billion sticks in the first half of 2022 as glo hyper continued to make good progress. THP revenue grew 9.0% or 15.6% on a constant currency basis, driven by strong volume growth, particularly in Japan where glo’s volume share has continued to rise, reaching 7.4% volume share of cigarettes and THP May YTD. This was an increase of 60 bps relative to FY 2021 as consumers continue to switch to reduced risk alternatives from cigarettes. The Group has further enhanced the consumer offer in Japan with the launch of hyper X2 early in the second half of the year.

Combustibles

Combustibles revenue grew 2.5%, or 4.3% on a constant currency basis. Volume was up 0.9%, driven by Pakistan and Bangladesh and the allocation of the North Africa business to APME (effective 1 January 2022, with no restatement of prior periods as the movement was not material). These more than offset the impact of the sale of the Iranian business in August 2021.

We continued to grow value share in combustibles (up 40 bps in the first half of 2022), with volume share up 50 bps in the first half of 2022 led by gains in Japan, Bangladesh and Pakistan.

REGIONAL REVIEW

AMERICAS AND SUB-SAHARAN AFRICA (AmSSA):

For six months ended 30 June	Volume (unit)		Revenue (£m)
			Reported				At constant rates
	2022	Change	2022	2021	Change		FX	2022 cc	2021	Change
	Unit	%	£m	£m	%		£m	£m	£m	%
New Categories			96	54	+78.0%		(3)	93	54	+71.5%
Vapour (10ml units / pods mn)	36	+37.2%	96	54	+78.0%		(3)	93	54	+71.5%
THP (sticks bn)	-	-	-	-	-		-	-	-	-
Modern Oral (pouches mn)	1	+0.0%	-	-	-		-	-	-	-
Traditional Oral (stick eq bn)	-	-	-	-	-		-	-	-	-
Total Non-Combustibles			96	54	+78.0%		(3)	93	54	+71.5%
Total Combustibles (sticks bn)	71.7	+0.4%	1,756	1,651	+6.4%		(41)	1,715	1,651	+3.9%
Other			106	91	+16.0%		(10)	96	91	+5.6%
Total			1,958	1,796	+9.0%		(54)	1,904	1,796	+6.0%

			Reported PfO (£m) Margin (%)			Adjusted PfO (£m) Adjusted operating margin (%)
			2022	2021	Change	Adj	FX	2022 cc	2021	Change
Profit from Operations (PfO)			759	694	+9.4%	10	(15)	754	709	+6.5%
Operating Margin			38.7%	38.6%	+10 bps			39.6%	39.5%	+10 bps

Use of the term “cc” refers to the variance between the 2022 adjusted performance, at 2021 exchange rates, against the 2021 adjusted performance.

•	Revenue growth of over 70% in New Categories, driven by Vuse.
•	Vuse performing extremely well in key markets of Canada, South Africa and Colombia.
•	Combustibles volume and price/mix growth, with markets recovering from COVID-19 impacts.

Regional Revenue and Profit from Operations

Revenue increased by 9.0%, driven by higher revenue in both Vapour and Combustibles, with the latter underpinned by continued strong pricing in a number of markets. This was supported by a translational foreign exchange tailwind caused by the strength of a number of currencies relative to sterling, including the Brazilian real, Canadian dollar, Nigerian naira and Kenyan shilling. Excluding translation foreign exchange, revenue increased by 6.0% on a constant currency basis.

Reported profit from operations grew by 9.4%, driven by the growth in revenue and the robust management of the cost base, with operating margin up 10 bps. Excluding adjusting items (which were mainly in respect of the Group’s restructuring programme Quantum), and on a constant currency basis, adjusted profit from operations was up 6.5%, with adjusted operating margin up by 10 bps.

New Categories

In vapour, revenue grew 78%, with volume up 37% as the Group further extended its leadership position in Canada, supported by the launch of Vuse ePod2+ (the Group’s first connected device), with value share of 1.8% in May 2022, and over 60% of device sales now in Canada in the new connected format. In South Africa, vapour revenue continued to perform well, with volume nearly three times higher than the first six months of 2021, driven by the expansion of Vuse.

Combustibles

Combustibles revenue was higher (up 6.4%), partly due to the translational foreign exchange tailwind. On a constant currency basis, revenue grew 3.9%, as markets began to normalise after the recovery from COVID-19 (particularly in South Africa and South America). Pricing across the region was partly offset by negative geographic mix, with some downtrading in light of increased inflationary pressures. We are seeing the re-emergence of illicit trade in some markets although we are expecting this to normalise in the remainder of the year.

AmSSA’s combustible share declined 60 bps on a volume basis and 40 bps on a value basis driven by Canada, Mexico, South Africa and Brazil.

REGIONAL REVIEW

EUROPE:

For six months ended 30 June	Volume (unit)		Revenue (£m)
			Reported				At constant rates
	2022	Change	2022	2021	Change		FX	2022 cc	2021	Change
	Unit	%	£m	£m	%		£m	£m	£m	%
New Categories			525	358	+46.4%		12	537	358	+49.8%
Vapour (10ml units / pods mn)	84	+8.7%	110	100	+9.6%		2	112	100	+11.7%
THP (sticks bn)	6.2	+42.6%	262	143	+83.5%		6	268	143	+87.5%
Modern Oral (pouches mn)	1,379	+26.3%	153	115	+32.5%		4	157	115	+36.1%
Traditional Oral (stick eq bn)	0.4	-8.9%	18	21	-10.8%		1	19	21	-5.2%
Total Non-Combustibles			543	379	+43.4%		13	556	379	+46.8%
Total Combustibles (sticks bn)	100.0	-9.3%	2,265	2,326	-2.7%		143	2,408	2,326	+3.5%
Other			63	56	+14.7%		3	66	56	+18.4%
Total			2,871	2,761	+4.0%		159	3,030	2,761	+9.7%

			Reported PfO (£m) Margin (%)			Adjusted PfO (£m) Adjusted operating margin (%)
			2022	2021	Change	Adj	FX	2022 cc	2021	Change
Profit from Operations (PfO)			(37)	874	-104.3%	966	68	997	892	+11.7%
Operating Margin			-1.3%	31.7%	-33 ppts			+32.9%	32.3%	+60 bps

Use of the term “cc” refers to the variance between the 2022 adjusted performance, at 2021 exchange rates, against the 2021 adjusted performance.

From 1 January 2022, the North African markets were transferred to APME. From that date ENA will be referred to as Europe. The move was immaterial to all key performance indicators with no restatement of prior periods.

•	New Category revenue up 46.4% or 49.8%, at constant rates, compared to the first half of 2021.
•	glo hyper expansion continues with revenue up over 80% and volume 42.6% higher.
•	Combustibles value share declined 30 bps with volume share down 40 bps.

Regional Revenue and Profit from Operations

Total revenue was up 4.0%, despite a currency headwind of 5.7%. Excluding the currency headwind, revenue increased 9.7% at constant rates of exchange. This was driven by growth in revenue from all New Categories (with non-combustibles now representing 18.9% of total revenue) and robust pricing in combustibles which more than offset volume weakness partly due to the conflict in Ukraine where the Group temporarily suspended manufacturing and sales during the period (see page 19) and the move of North Africa to APME.

Profit from operations was impacted by the £957 million of impairment charges recognised as the Group classified the assets and liabilities in Russia as held-for-sale (see pages 33 and 34). Excluding these, and other adjusting items related to the Group’s restructuring programme Quantum, and a translational currency headwind, adjusted profit from operations was up 11.7% at constant rates.  This increase was driven by a good operational performance characterised by increased revenue and stringent cost management, with adjusted operating margin up 60 bps.

New Categories

Vapour revenue increased by 9.6%, continuing the momentum from 2021 driven by volume growth. Value share in closed systems in the UK, France and Germany continued to grow, with aggregate value share reaching 64.4% May YTD up 820 bps. Overall vapour value share was down (12 ppts) due to growth of the disposables segment. In May 2022, we launched Vuse Go, our new disposable offering, in the UK, with further launches planned.

THP volume performed well, with revenue up over 80% on volume over 40% higher, driven by the continued progress of glo hyper in a number of markets across the region (including Italy and Poland). glo has consistently grown volume share in key THP markets across Europe since the launch of glo hyper in 2020. glo’s May YTD 2022 volume share of THP in the key markets rose 3.8 ppts to 20.4%. Excluding Russia and Ukraine, this was a growth of 5.2 ppts to 17.7%.

In Modern Oral, revenue was up 32.5%, driven by volume growth (up 26%) with new innovations of Mini and Max pouches now available across the region. In the UK, we achieved volume share leadership. In Denmark and Switzerland, we continued to strengthen our volume share leadership position in the Modern Oral category from a high base, while maintaining our position in Norway. Modern Oral volume share in Sweden was down, impacted by heavy competitor discounting.

Combustibles

Combustibles revenue fell 2.7% but, on a constant currency basis, increased by 3.5% as combustible volume declines of 9.3% (largely due to the conflict in Ukraine (see page 19) and lower volume in Turkey, Germany and Denmark, combined with the move of North Africa to APME) was offset by pricing. Value share declined 30 bps, with volume share down 40 bps, driven by Russia, Germany, Romania and Poland.

OTHER FINANCIAL INFORMATION

ANALYSIS OF PROFIT FROM OPERATIONS AND DILUTED EARNINGS PER SHARE BY SEGMENT

For six months ended 30 June	2022					2021
	Reported	Adj Items[1]	Adjusted	Exchange	Adjusted at CC2	Reported	Adj Items[1]	Adjusted
	£m	£m	£m	£m	£m	£m	£m	£m
Profit from Operations
U.S.	2,801	335	3,136	(218)	2,918	2,570	196	2,766
APME	155	656	811	10	821	769	99	868
AmSSA	759	10	769	(15)	754	694	15	709
Europe	(37)	966	929	68	997	874	18	892
Total Region	3,678	1,967	5,645	(155)	5,490	4,907	328	5,235
Net finance costs	(817)	41	(776)	40	(736)	(756)	34	(722)
Associates and joint ventures	200	62	262	(7)	255	233	(7)	226
Profit before tax	3,061	2,070	5,131	(122)	5,009	4,384	355	4,739
Taxation	(1,123)	(99)	(1,222)	18	(1,204)	(1,055)	(64)	(1,119)
Non-controlling interests	(79)	(1)	(80)	3	(77)	(79)	(1)	(80)
Hybrid bonds	(23)	-	(23)	-	(23)	-	-	-
Profit attributable to shareholders	1,836	1,970	3,806	(101)	3,705	3,250	290	3,540
Diluted number of shares (m)	2,273		2,273		2,273	2,296		2,296
Diluted earnings per share (pence)	80.8		167.4		163.0	141.6		154.2
Notes to the analysis of profit from operations above:

(1)	Adjusting items represent certain items which the Group considers distinctive based upon their size, nature or incidence.
(2)	CC: constant currency – measures are calculated based on a re-translation, at the prior year’s exchange rates, of the current year’s results of the Group and, where applicable, its segments.

NET FINANCE COSTS

Net finance costs for the six months to 30 June 2022 were £817 million, compared to £756 million in the same period in 2021, with the increase largely due to the increase in interest rates and weakening of sterling against other major hard currencies.

On a constant currency basis, and after adjusting for items including the revaluation of foreign currency balances held in Russia that, due to the proposed transfer of the Group’s Russian business (described on page 19), do not qualify for hedge accounting (£28 million) and the finance costs related to the Franked Investment Income Group Litigation Order (FII GLO, as described on page 45), adjusted net finance costs were 2.0% higher at £736 million (compared to £722 million).

SHARE OF POST-TAX RESULTS OF ASSOCIATES AND JOINT VENTURES

The Group’s share of post-tax results of associates and joint ventures decreased from £233 million to £200 million which is largely due to an impairment of £59 million (net of tax) in respect of the investment in Organigram due to the current fair value by reference to Organigram’s share price. This was partly offset by the performance of the Group’s main associate, ITC Ltd (ITC) in India. The Group’s share of ITC’s post-tax results was 15.9% higher at £262 million (30 June 2021: £226 million), with the prior period affected by the impact of COVID-19 in India.

Excluding adjusting items of £62 million charge (30 June 2021: £7 million gain), which largely related to the impairment (net of tax) of the Group’s investment in Organigram (£59 million net of tax) as described on page 35, partly offset by a deemed gain on dilution of the Group’s holding in ITC (£8 million), as described on page 36, and the impact of translational foreign exchange, on an adjusted constant rate basis, the Group’s share of post-tax results from associates and joint ventures increased 13.0% to £255 million.

TAXATION

The tax rate in the Income Statement was 36.7% for the six months to 30 June 2022, compared to 24.1% for the six months to 30 June 2021 (31 December 2021: 23.9%). The Group’s tax rate is affected by the impact of the adjusting items referred to on pages 33 to 36 and by the inclusion of the share of associates’ and joint ventures’ post-tax profit in the Group’s pre-tax results.

Excluding these, the Group’s underlying tax rate for subsidiaries reflected in the adjusted earnings per share on page 40 was 25.1% in the six months ended 30 June 2022 (six months to 30 June 2021: 24.8%; Year to 31 December 2021: 24.7%). A full reconciliation from taxation on ordinary activities to the underlying tax rate is provided on page 58.

The effective and underlying rate in the six months to 30 June 2022 reflects corporate tax rate rises in Sri Lanka and Pakistan together with the mix of profits.

OTHER FINANCIAL INFORMATION

EARNINGS PER SHARE

Basic earnings per share were down 42.9% at 81.2p (30 June 2021: 142.1p) as the growth in operational performance, notably related to the improved contribution from New Categories, and the translational foreign exchange tailwind (due to the relative weakness of sterling, particularly against the US dollar) was more than offset by the impact of charges recognised in respect of Russia, Quantum, the alleged historical breach of sanctions (described on page 20), combined with increases in net finance costs, lower share of associates and a higher effective tax rate.

Before adjusting items and including the dilutive effect of employee share schemes, adjusted diluted earnings per share increased 8.6% to 167.4p (30 June 2021: 154.2p). Excluding the impact of translational foreign exchange, adjusted diluted earnings per share were 5.7% higher at 163.0p, at constant rates of exchange. For a full reconciliation of diluted earnings per share to adjusted diluted earnings per share, at constant rates, see page 59.

CASH FLOW

	For six months ended 30 June			For year ended 31 December
	2022	2021	Change	2021
	£m	£m	%	£m
Net cash generated from operating activities	3,221	2,254	+42.9%	9,717

	As at 30 June			As at 31 December
	2022	2021	Change	2021
	£m	£m	%	£m
Borrowings	44,875	45,010	-0.3%	39,658

In the Group’s cash flow, prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and UK-adopted international accounting standards and presented on page 30, net cash generated from operating activities increased by 42.9% to £3,221 million (30 June 2021: £2,254 million), largely due to a reduction in inventory in Australia , lower inventory in Denmark (as the prior period was impacted by inventory movements ahead of the introduction of plain packaging), and improved cash collections in Japan.

The Group paid £2,476 million in dividends to shareholders during the period (30 June 2021: £2,443 million).

During 2022, the Group commenced a £2 billion share buyback programme. In the six months to 30 June 2022, the Group paid £1,256 million to acquire 37,657,945 shares. Total net cash was an inflow of £755 million compared to an outflow of £190 million in the six months ended 30 June 2021.

OTHER FINANCIAL INFORMATION

BORROWINGS AND NET DEBT

Borrowings were £44,875 million at 30 June 2022, compared to £45,010 million at 30 June 2021 and £39,658 million at 31 December 2021. The increase from the end of 2021 was largely due to higher short-term borrowings (including commercial paper) due to short-term funding needs in the period, issuance of an aggregate principal amount of US$2.5 billion bonds in March 2022 which partly offsets the repayment of bonds on their maturity in H1 2022 and the depreciation of sterling against the US dollar and Euro. The movement in the Group’s borrowings is described on page 38.

The Group remains confident about its ability to access the debt capital markets successfully and reviews its options on a continuing basis.

The Group defines net debt as borrowings including related derivatives, less cash and cash equivalents and current investments held at fair value. Closing net debt was £40,806 million (30 June 2021: £41,251 million; 31 December 2021: £36,302 million). A reconciliation of borrowings to net debt is provided below.

	As at 30 June			As at 31 December
	2022	2021	change	2021
	£m	£m	%	£m
Borrowings	(44,875)	(45,010)	-0.3%	(39,658)
Derivatives in respect of net debt	(70)	409	-117.1%	91
Cash and cash equivalents	3,568	3,014	+18.4%	2,809
Current investments held at fair value	571	336	+69.9%	456
Net debt	(40,806)	(41,251)	-1.1%	(36,302)
Maturity profile of net debt:
Net debt due within one year	(867)	(5,144)	-83.1%	(792)
Net debt due beyond one year	(39,939)	(36,107)	+10.6%	(35,510)
Net debt	(40,806)	(41,251)	-1.1%	(36,302)

Impacting the carrying value of net debt at the balance sheet date are:

•	other cash outflows related to share schemes and investing activities of £206 million (30 June 2021: £165 million; 31 December 2021: £150 million);
•	purchase of own shares (£1,256 million) as part of the Group’s announced £2 billion share buy-back programme for 2022;
•	other non-cash movements of £32 million (mainly related to interest accruals);
•	the classification of certain balances as held-for-sale related to the proposed sale of the Group’s operations in Russia (in 2022) of £229 million and Iran (in 2021) of £100 million; and
•	foreign exchange headwind related to the revaluation of foreign currency denominated net debt balances of £2,582 million (30 June 2021: £373 million tailwind; 31 December 2021: £124 million headwind).

.

OTHER FINANCIAL INFORMATION

SHARE BUY-BACK PROGRAMME

On 11 February 2022, the Company announced a programme to buy-back up to £2 billion of BAT ordinary shares.

As at 30 June 2022, the Group had repurchased 37,657,945 ordinary shares. Total consideration for the repurchase of shares was £1.3 billion which is recorded within retained earnings.

DIVIDENDS

On 11 February 2022, the Company announced that the Board had declared an interim dividend of 217.8p per ordinary share of 25p for the year ended 31 December 2021, payable in four equal quarterly instalments of 54.45p per ordinary share in May 2022, August 2022, November 2022 and February 2023.

The May 2022 quarterly dividend was paid to shareholders on the UK main register and South Africa branch register on 4 May 2022 and to holders of American Depositary Shares (ADSs) on 9 May 2022. The three remaining quarterly dividends will be paid to shareholders registered on either the UK main register or the South Africa branch register, and to holders of ADSs, each on the applicable record dates set out in the table below.

Event (2022 unless stated)	Payment No. 2	Payment No. 3	Payment No. 4
Record date (JSE, LSE and NYSE)	8 July	30 September	23 December
Payment date (LSE and JSE)	17 August	10 November	2 February 2023
ADS payment date (NYSE)	22 August	15 November	6 February 2023

OTHER INFORMATION

FOREIGN CURRENCIES

The principal exchange rates used to convert the results of the Group’s foreign operations to sterling for the purposes of inclusion and consolidation within the Group’s financial statements are indicated in the table below. Where the Group has provided results “at constant rates of exchange” this refers to the translation of the results from the foreign operations at rates of exchange prevailing in the prior period – thereby eliminating the potentially distorting impact of the movement in foreign exchange on the reported results.

The principal exchange rates used were as follows:

	Average for the period ended			As at
	30 June		31 December	30 June		31 December
	2022	2021	2021	2022	2021	2021
Australian dollar	1.806	1.800	1.832	1.766	1.840	1.863
Bangladeshi taka	113.361	117.710	117.023	113.521	117.112	116.212
Brazilian real	6.601	7.476	7.421	6.351	6.932	7.544
Canadian dollar	1.651	1.731	1.724	1.567	1.711	1.711
Chilean peso	1,072.376	1,000.702	1,045.816	1,137.776	1,005.848	1,153.991
Euro	1.187	1.153	1.164	1.162	1.165	1.191
Indian rupee	98.891	101.849	101.702	95.908	102.683	100.684
Japanese yen	159.379	149.701	151.124	164.989	153.327	155.972
Romanian leu	5.870	5.650	5.727	5.746	5.737	5.894
Russian rouble	101.992	103.178	101.388	66.491	100.920	101.592
South African rand	20.001	20.183	20.335	19.896	19.725	21.617
Swiss franc	1.225	1.262	1.258	1.163	1.277	1.234
US dollar	1.298	1.389	1.376	1.214	1.381	1.354

RISKS AND UNCERTAINTIES

The Board carried out a robust assessment of the principal risks and uncertainties facing the Group for the period, including those that would threaten its business model, future performance, solvency, liquidity and viability. As part of that assessment, the Board reviewed all the risks, both individually and collectively, including as they relate to the impact of COVID-19 on the performance of the Group (which continues to impact our operations at certain times and in certain geographies) and the impact of the conflict in Ukraine on the Group.

All Group risks are managed individually and collectively by management and overseen by the Board. The principal risks remain broadly unchanged. The principal risks facing the Group are summarised under the headings of:

•	Competition from illicit trade;
•	Tobacco, New Categories and other regulation interrupts the growth strategy;
•	Disputed taxes, interest and penalties;
•	Inability to develop, commercialise and deliver the New Categories strategy;
•	Litigation;
•	Significant increases or structural changes in tobacco, nicotine and New Categories related taxes;
•	Foreign exchange rate exposures;
•	Geopolitical tensions;
•	Solvency and liquidity; and
•	Injury, illness or death in the workplace.

A summary of the other risks for the Group which are not considered principal risks but are monitored by the Board through the Group’s risk register is set out on pages 317-339 of the Group’s Annual Report and Form 20-F for the year ended 31 December 2021. These and all of the Group’s risks should be read in the context of the forward-looking statements on page 63 of this Half-Year Report.

OTHER INFORMATION

MANAGING THROUGH GEOPOLITICAL AND MACROECONOMIC UNCERTAINTIES

As a global business, the Group is increasingly exposed to a broad range of geopolitical and macroeconomic uncertainties. The Group continues to perform strongly despite the operational challenges posed by uncertainties including new COVID-19 outbreaks, the conflict in Ukraine, rising inflation, increased cyber security threats, interest rate hikes and supply chain issues. Our Board continues to maintain close oversight of the Group’s response to these challenges and takes them into account when assessing risk-appropriate strategies designed to deliver growth, profitability, efficiency and sustainability.

The ongoing conflict in Ukraine represents an environment that is highly complex, exceptionally fast-moving and volatile. BAT Ukraine was established in 1993. Our head office in Kyiv and manufacturing facility in Pryluky employ approximately 1,000 people. BAT Russia was established in 1991. Our head office in Moscow, together with our 75 regional offices and a manufacturing facility in St. Petersburg, employ around 2,500 people. In 2021, revenue from Russia and Ukraine accounted for approximately 3% of Group revenue. For the six months ended 30 June 2022, Russia contributed approximately 2.6% of Group revenue and (excluding the impact of adjusting items in Russia which mainly relate to the impairment of the assets and liabilities held for sale (see pages 33 and 34), 1.2% of adjusted profit from operations.

Our priority throughout the conflict has, and will remain, the safety and wellbeing of our people in Ukraine and across the wider region. We are providing support and assistance to our colleagues impacted by the conflict. This includes relocation and temporary accommodation as well as financial support. Our businesses bordering Ukraine also continue to provide assistance to the humanitarian relief effort.

On 9 March 2022, we announced that we had suspended all business and manufacturing operations in Ukraine. On 11 March 2022, following a review of our presence in Russia, we announced that BAT’s ownership of the business in Russia was no longer sustainable in the circumstances. As a result, we have initiated the process to transfer our Russian business in full compliance with international and local laws. We are working towards transferring our Russian business while the evaluation of possible options continues. The transfer of the business will not have a material impact on the remainder of the Group’s supply chain. The Group is in the process of transferring any manufacturing undertaken by BAT Russia for other markets to other Group facilities within the region or where operationally efficient. It is not expected that the costs will be significantly higher and, beyond that manufacturing capacity, the remainder of the Group does not rely on Russia for any materials or products.

We remain confident in our ambitions with respect to New Categories and reiterate our expectation that we will achieve £5 billion of revenue, while achieving profitability from New Categories by 2025, regardless of the timing of the transfer of our Russian business. We continually assess opportunities for further geographic expansion and remain excited about the opportunities that, based upon our multi-category approach, we will seek to maximise.

Since our initial announcements, in March 2022, BAT Ukraine has resumed the manufacture of products for the domestic market, sales to distributors and accounts, and reopened a number of glo shops. BAT Ukraine is looking to resume full operations in Ukraine as soon as it is safe and appropriate to do so.

As also announced on 11 March 2022, we considered it prudent to revise our 2022 guidance in light of the continuing uncertainty related to the conflict in Ukraine and the possible indirect impact on the rest of the Group, including inflationary pressures on our supply chain and on consumers.

The Group continues to monitor sanctions developments to ensure that it is compliant with international and local laws, and that it has the necessary business controls in place to operate effectively. In July 2022, the UK announced further sanctions affecting the provision of, amongst other things, accountancy, management consultancy and PR services to Russia. The Group has taken steps to remain compliant with these new measures and continues to assess their implications.

With new COVID-19 outbreaks continuing to emerge in various countries, the Group’s evolving approach to the pandemic, and how best to mitigate risk, has been maintained. The Board maintains close oversight of the Group’s response to the impact of COVID-19 and the business continues to have in place effective crisis management and risk management processes, and remains a financially resilient business.

OTHER INFORMATION

UPDATE ON INVESTIGATIONS INTO MISCONDUCT ALLEGATIONS

From time to time, the Group investigates, and becomes aware of governmental authorities’ investigations into, allegations of misconduct against Group companies.  The Group cooperates with the authorities’ investigations, where appropriate.

As previously disclosed, the Group has been cooperating with investigations by the United States Department of Justice (“DOJ”) and the United States Department of the Treasury’s Office of Foreign Assets Control (“OFAC”) into suspicions of breach of sanctions.  The Group is currently engaged in discussions with both agencies to find a resolution through settlement.

Consequently, the Group has recognised a provision of £450 million (US$540 million) in the first half of 2022, in line with the requirements of IAS 37 Provisions, Contingent Liabilities and Contingent Assets.  However, it cannot be excluded that the amount of any potential settlement with the DOJ and OFAC may vary from this amount.

Although the Group is working to resolve the government investigations through settlement, there can be no assurance that these efforts will be successful or, if they are, what the timing or terms of any such settlements would be.

UPDATE ON QUEBEC CLASS ACTION AND CCAA

There have been no substantial developments in respect of the Quebec Class Action and subsequent grant of protection of the Group’s subsidiary Imperial Tobacco Canada Ltd’s (ITCAN), under the Companies’ Creditors Arrangement Act (CCAA). The stays are currently in place until 30 September 2022. While the stays are in place, no steps are to be taken in connection with the Canadian tobacco litigation with respect to ITCAN, certain of its subsidiaries or any other Group company. Please refer to “Contingent Liabilities and Financial Commitments” below (page 43) and the Group’s Annual Report and Accounts and Form 20-F for the year ended 31 December 2021, note 31 Contingent Liabilities and Financial Commitments for a full discussion of the case.

CHANGES IN THE GROUP

Russia

On 11 March 2022, as discussed on page 19, the Group announced the intention to transfer the Russian business in full compliance with international and local laws. Upon completion, it is intended that the Group will no longer have a presence in Russia. The Group has two subsidiaries in Russia (BAT Russia), being JSC British American Tobacco-SPb and JSC International Tobacco Marketing Services (ITMS).

At the date of writing, no agreement to transfer the shares in these subsidiaries has been entered into, with no definitive consideration agreed. However, in accordance with IFRS, the assets and liabilities of the subsidiaries comprising BAT Russia have been classified as held-for-sale at 30 June 2022 and presented as such on the balance sheet at an estimated recoverable value. Impairment charges and associated costs of £957 million have been recognised in the Income Statement and have been treated as a non-cash, adjusting item. The assessment of recoverable value has taken into account a range of internal assumptions, including those regarding the impact, extent and duration of sanctions, the likelihood of consideration being significantly deferred, and ongoing macroeconomic developments, including the impact of inflation and interest rates. All assumptions are based on current expectations and are subject to a high degree of volatility and uncertainty. On completion of the proposed transfer, certain other items, including foreign exchange previously recognised in the Statement of Other Comprehensive Income (which was £58 million at 30 June 2022), will be reclassified to the Income Statement in the period in which completion occurs. The financial impact of these items will also be treated as non-cash, adjusting items. Refer to pages 33 and 34 for a detailed analysis of the charge.

U.S. PENSION FUND – PARTIAL BUY-OUT

Following a partial buy-out in October 2021, a further partial buy-out was concluded in the U.S. on 7 June 2022. Approximately US$1.6 billion (£1.3 billion) of plan liabilities were removed from the balance sheet, resulting in a settlement gain of £15 million. This has been reported as a settlement in the Income Statement, and recognised as an adjusting item. In total, approximately US$3.5 billion (£2.9 billion) of plan liabilities have been removed from the balance sheet in the U.S. under these partial buy-outs, as the Group seeks to de-risk the balance sheet.

CHANGES TO THE MAIN BOARD

As previously announced, Krishnan Anand was appointed to the Board as a Non-Executive Director from 14 February 2022 and Marion Helmes resigned from the Board as a Non-Executive Director on 28 April 2022.

In a separate announcement issued today, Véronique Laury-Deroubaix has been appointed to the Board of British American Tobacco p.l.c. as an independent Non-Executive Director and member of the Audit Committee and Nominations Committee with effect from 19 September 2022. In addition, Sue Farr will succeed Dimitri Panayotopoulos as Senior Independent Director with effect from 1 August 2022.

OTHER INFORMATION

GOING CONCERN

A description of the Group’s business activities, its financial position, cash flows, liquidity position, facilities and borrowings position, together with the factors likely to affect its future development, performance and position, as well as risks associated with the business, are set out in the Strategic Report and in the notes to the financial statements, all of which are included in the Group’s Annual Report and Accounts and Form 20-F for the year ended 31 December 2021, and available on the Group’s website, www.bat.com. This Half-Year Report provides updated information regarding the business activities, including cash flow, for the six months to 30 June 2022 and of the financial position and liquidity position at 30 June 2022.

The Group has, at the date of this announcement, sufficient existing financing available for its estimated requirements for at least 12 months from the date of approval of this condensed consolidated financial information. This, together with the ability to generate cash from trading activities, the performance of the Group’s Strategic Portfolio, its leading market positions in a number of countries and its broad geographical spread, as well as numerous contracts with established customers and suppliers across different geographical areas and industries, provides the Directors with the confidence that the Group is well placed to manage its business risks successfully through the ongoing uncertainty and risks associated with the conflict in Ukraine, increased macroeconomic uncertainty and COVID-19.

After reviewing the Group’s forecast financial performance and financing arrangements, the Directors consider that the Group has adequate resources to continue operating for at least 12 months from the date of approval of this condensed consolidated financial information and that it is therefore appropriate to continue to adopt the going concern basis in preparing this Half-Year Report.

EXTERNAL RECOGNITION IN RESPECT OF SUSTAINABILITY

The Group continues to be recognised for its ESG performance, building on the numerous ESG-related awards BAT has won in the past:

Year	Award/rating	Environmental	Social	Governance
2022	S&P Global’s Sustainability Yearbook 2022: highest “Gold Class” distinction	✓	✓	✓
	WDI Workforce Transparency Awards: special mentions in the ‘Supply chain data’ and 'Workforce action' categories		✓	✓
	Global Top Employer 2022		✓
	Institutional Shareholder Services’ (ISS) Environment Disclosures Quality Score: highest rating for best-in-class sustainability disclosure practices	✓
	Financial Times Europe Climate Leader Ranking 2022	✓
2021	Dow Jones Sustainability Indices (DJSI): World Index & Industry leader	✓	✓	✓
	S&P Global’s Sustainability Yearbook 2021: highest “Gold Class” distinction	✓	✓	✓
	Refinitiv: BAT ranked as the third highest ESG-rated FTSE 100 company	✓	✓	✓
	MSCI: BBB rating	✓	✓	✓
	Vigeo Eiris: 48% score	✓	✓	✓
	Sustainalytics: 26.8 score	✓	✓	✓
	Corporate Register Reporting Awards 2021: second runner up for Best 2019 ESG Report	✓	✓	✓
	WDI Workforce Transparency Awards: special mentions in the 'COVID-19 transparency' and 'Workforce action' categories		✓	✓
	Sustainability, Environmental Achievement and Leadership (SEAL) Awards: Sustainable Product Award for Vuse	✓
	UK National Equality Standard accreditation		✓
	Global Equality Standard accreditation		✓
	CDP: Climate A- and Water A-	✓
	Financial Times Europe Climate Leader Ranking 2021	✓
	Financial Times Diversity Leader Ranking 2021		✓
	Gartner Supply Chain 2021 Award: Top 20 ranking		✓
	Institutional Shareholder Services’ (ISS) Social Disclosures Quality Score: highest rating for best-in-class sustainability disclosure practices		✓
	Global Top Employer 2021		✓
	Undergraduate Employability Awards: top Medium-sized Undergraduate Scheme (UK)		✓
	Corporate Equality Index: our businesses in the U.S. and Mexico were ranked among the best places to work for LGBTQ equality		✓
	dotCOMM Awards: Platinum award for our Women in Science video		✓
2020	Dow Jones Sustainability Indices (DJSI): World Index & Industry leader	✓	✓	✓
	Workforce Disclosure Initiative (WDI): ranked in the top 10% of responding companies	✓	✓	✓
	CRRA 2020: Winner in the ‘Openness and Honesty’ category for our 2018 ESG Report		✓
	Disability Confident Committed employer under the UK Government’s accreditation scheme	✓	✓	✓
	MSCI: BBB rating	✓	✓	✓
	Vigeo Eiris: 47% score	✓	✓	✓
	Sustainalytics: 27.8 score			✓
	Corporate Reporting Awards (CRRA): Openness and Transparency	✓
	CDP: Climate A and Water A-	✓	✓	✓
	S&P Global Sustainability Yearbook Award: highest “Gold Class” distinction	✓	✓	✓
	Sustainability, Environmental Achievement and Leadership (SEAL) Awards: top 50 companies		✓
	Global Top Employer		✓
	Financial Times Diversity Leader Ranking 2020		✓
	Gartner Supply Chain Award: top 25 ranking		✓
	Corporate Equality Index: best place to work for LGBTQ equality (Reynolds American Inc. and its operating companies)		✓
	Undergraduate Employability Awards: top Medium-sized Undergraduate Scheme (UK)		✓

A rating or award is not a recommendation to buy, sell or hold securities. A rating or award may be subject to withdrawal or revision at any time. Each rating and award should be evaluated separately of any other rating. The methodologies of any rating or award presented here may not be the same as those of other ratings, awards or methodologies that may be used by competitors or our stakeholders, and may emphasize different aspects of ESG practices and performance, and, thus, may not be representative of our ESG performance in all respects.

ENQUIRIES

INVESTOR RELATIONS:		PRESS OFFICE:
Mike Nightingale Victoria Buxton William Houston John Harney	+44 (0)20 7845 1180 +44 (0)20 7845 2012 +44 (0)20 7845 1138 +44 (0)20 7845 1263	Press Office	+44 (0)20 7845 2888

This page is intentionally left blank

INTERIM FINANCIAL STATEMENTS (UNAUDITED)

GROUP INCOME STATEMENT

	Six months ended 30 June		Year ended 31 December
	2022	2021	2021
	£m	£m	£m
Revenue [1]	12,869	12,175	25,684
Raw materials and consumables used	(2,250)	(2,195)	(4,542)
Changes in inventories of finished goods and work in progress	97	70	160
Employee benefit costs	(1,329)	(1,360)	(2,717)
Depreciation, amortisation and impairment costs	(659)	(473)	(1,076)
Other operating income	42	102	196
Loss on reclassification from amortised cost to fair value	(1)	(1)	(3)
Other operating expenses	(5,091)	(3,411)	(7,468)
Profit from operations	3,678	4,907	10,234
Net finance costs	(817)	(756)	(1,486)
Share of post-tax results of associates and joint ventures	200	233	415
Profit before taxation	3,061	4,384	9,163
Taxation on ordinary activities	(1,123)	(1,055)	(2,189)
Profit for the period	1,938	3,329	6,974

Attributable to:
Owners of the parent	1,859	3,250	6,801
Non-controlling interests	79	79	173
	1,938	3,329	6,974

Earnings per share
Basic	81.2p	142.1p	296.9p
Diluted	80.8p	141.6p	295.6p

All of the activities during both years are in respect of continuing operations.

The accompanying notes on pages 31 to 50 form an integral part of this condensed consolidated financial information.

1 Revenue is net of duty, excise and other taxes of £18,190 million and £18,553 million for the six months ended 30 June 2022 and 2021, respectively, and £38,595 million for the year ended 31 December 2021.

INTERIM FINANCIAL STATEMENTS (UNAUDITED)

GROUP STATEMENT OF COMPREHENSIVE INCOME

	Six months ended 30 June		Year ended 31 December
	2022	2021	2021
	£m	£m	£m
Profit for the period (page 24)	1,938	3,329	6,974
Other comprehensive income/(expense)
Items that may be reclassified subsequently to profit or loss:	8,385	(802)	509
Foreign currency translation and hedges of net investments in foreign operations
– differences on exchange from translation of foreign operations	8,665	(786)	32
– reclassified and reported in profit for the period	14	-	291
– net investment hedges - net fair value (losses)/gains on derivatives	(500)	111	75
– net investment hedges - differences on exchange on borrowings	(9)	(121)	24
Cash flow hedges
– net fair value gains	103	50	95
– reclassified and reported in profit for the period	50	4	32
– tax on net fair value gains in respect of cash flow hedges	(26)	(16)	(32)
Investments held at fair value - net fair value gains	3	5	9
Associates – share of OCI, net of tax	85	(49)	(17)

Items that will not be reclassified subsequently to profit or loss:	278	228	313
Retirement benefit schemes
– net actuarial gains	411	282	382
– surplus recognition	(23)	(1)	(1)
– tax on actuarial gains in respect of subsidiaries	(120)	(57)	(82)
Associates – share of OCI, net of tax	10	4	14
Total other comprehensive income/(expense) for the period, net of tax	8,663	(574)	822

Total comprehensive income for the period, net of tax	10,601	2,755	7,796

Attributable to:
Owners of the parent	10,507	2,679	7,622
Non-controlling interests	94	76	174
	10,601	2,755	7,796

The accompanying notes on pages 31 to 50 form an integral part of this condensed consolidated financial information.

Interim Financial Statements (UNAUDITED)

GROUP STATEMENT OF CHANGES IN EQUITY

At 30 June 2022	Attributable to owners of the parent
	Share capital £m	Share premium, capital redemption and merger reserves £m	Other reserves £m	Retained earnings £m	In respect of assets held-for-sale £m	Total attributable to owners of parent £m	Perpetual hybrid bonds £m	Non- controlling interests £m	Total equity £m
Balance at 1 January 2022	614	26,622	(6,032)	44,212	-	65,416	1,685	300	67,401
Total comprehensive income for the period comprising: (page 25)	-	-	8,379	2,128	-	10,507	-	94	10,601
Profit for the period (page 24)	-	-	-	1,859	-	1,859	-	79	1,938
Other comprehensive income for the period (page 25)	-	-	8,379	269	-	8,648	-	15	8,663
Other changes in equity
Cash flow hedges reclassified and reported in total assets	-	-	(76)	-	-	(76)	-	-	(76)
Employee share options
– value of employee services	-	-	-	34	-	34	-	-	34
– proceeds from new shares issued	-	4	-	-	-	4	-	-	4
– treasury shares used for share option schemes	-	1	-	(1)	-	-	-	-	-
Dividends and other appropriations
– ordinary shares	-	-	-	(2,476)	-	(2,476)	-	-	(2,476)
– to non-controlling interests	-	-	-	-	-	-	-	(80)	(80)
Purchase of own shares
– held in employee share ownership trusts	-	-	-	(80)	-	(80)	-	-	(80)
– share buy-back programme	-	-	-	(1,256)	-	(1,256)	-	-	(1,256)
Non-controlling interests - acquisitions	-	-	-	(1)	-	(1)	-	-	(1)
Reclassification of equity relating to assets held-for-sale	-	-	58	-	(58)	-	-	-	-
Other movements	-	-	-	(2)	-	(2)	-	-	(2)
Balance at 30 June 2022	614	26,627	2,329	42,558	(58)	72,070	1,685	314	74,069

At 30 June 2021	Attributable to owners of the parent
	Share capital £m	Share premium, capital redemption and merger reserves £m	Other reserves £m	Retained earnings £m	In respect of assets held-for-sale £m	Total attributable to owners of parent £m	Perpetual hybrid bonds £m	Non- controlling interests £m	Total equity £m
Balance at 1 January 2021	614	26,618	(6,600)	42,041	-	62,673	-	282	62,955
Total comprehensive (expense)/income for the period comprising: (page 25)	-	-	(795)	3,474	-	2,679	-	76	2,755
Profit for the period (page 24)	-	-	-	3,250	-	3,250	-	79	3,329
Other comprehensive (expense)/income for the period (page 25)	-	-	(795)	224	-	(571)	-	(3)	(574)
Other changes in equity
Cash flow hedges reclassified and reported in total assets	-	-	34	-	-	34	-	-	34
Employee share options
– value of employee services	-	-	-	32	-	32	-	-	32
– treasury shares used for share option schemes	-	4	-	(4)	-	-	-	-	-
Dividends and other appropriations
– ordinary shares	-	-	-	(2,443)	-	(2,443)	-	-	(2,443)
– to non-controlling interests	-	-	-	-	-	-	-	(81)	(81)
Purchase of own shares
– held in employee share ownership trusts	-	-	-	(82)	-	(82)	-	-	(82)
Reclassification of equity relating to assets held-for-sale	-	-	270	-	(270)	-	-	-	-
Other movements	-	-	-	4	-	4	-	-	4
Balance at 30 June 2021	614	26,622	(7,091)	43,022	(270)	62,897	-	277	63,174

The accompanying notes on pages 31 to 50 form an integral part of this condensed consolidated financial information.

Interim Financial Statements (UNAUDITED)

GROUP STATEMENT OF CHANGES IN EQUITY - cont…

At 31 December 2021	Attributable to owners of the parent
	Share capital £m	Share premium, capital redemption and merger reserves £m	Other reserves £m	Retained earnings £m	Total attributable to owners of parent £m	Perpetual hybrid bonds £m	Non- controlling interests £m	Total equity £m

Balance at 1 January 2021	614	26,618	(6,600)	42,041	62,673	-	282	62,955
Total comprehensive income for the year comprising: (page 25)	-	-	523	7,099	7,622	-	174	7,796
Profit for the year (page 24)	-	-	-	6,801	6,801	-	173	6,974
Other comprehensive income for the year (page 25)	-	-	523	298	821	-	1	822
Other changes in equity
Cash flow hedges reclassified and reported in total assets	-	-	45	-	45	-	-	45
Employee share options
– value of employee services	-	-	-	76	76	-	-	76
– treasury shares used for share option schemes	-	4	-	(4)	-	-	-	-
Dividends and other appropriations
– ordinary shares	-	-	-	(4,904)	(4,904)	-	-	(4,904)
– to non-controlling interests	-	-	-	-	-	-	(162)	(162)
Purchase of own shares
– held in employee share ownership trusts	-	-	-	(82)	(82)	-	-	(82)
Perpetual hybrid bonds
– proceeds, net of issuance fees	-	-	-	-	-	1,681	-	1,681
– tax on issuance fees	-	-	-	-	-	4	-	4
– coupons paid	-	-	-	(6)	(6)	-	-	(6)
– tax on coupons paid	-	-	-	1	1	-	-	1
Non-controlling interests - acquisitions	-	-	-	(5)	(5)	-	-	(5)
Other movements non-controlling interests	-	-	-	-	-	-	6	6
Other movements	-	-	-	(4)	(4)	-	-	(4)

Balance at 31 December 2021	614	26,622	(6,032)	44,212	65,416	1,685	300	67,401

The accompanying notes on pages 31 to 50 form an integral part of this condensed consolidated financial information.

Interim Financial Statements (UNAUDITED)

GROUP BALANCE SHEET

	At 30 June		At 31 December
	2022	2021	2021

	£m	£m	£m
Assets
Non-current assets
Intangible assets	128,026	113,827	115,625
Property, plant and equipment	4,728	4,866	4,953
Investments in associates and joint ventures	2,055	1,939	1,948
Retirement benefit assets	1,219	803	918
Deferred tax assets	619	622	611
Trade and other receivables	224	255	210
Investments held at fair value	55	37	50
Derivative financial instruments	236	295	243
Total non-current assets	137,162	122,644	124,558

Current assets
Inventories	5,952	6,408	5,279
Income tax receivable	145	146	117
Trade and other receivables	3,649	3,934	3,951
Investments held at fair value	571	336	456
Derivative financial instruments	270	419	182
Cash and cash equivalents	3,568	3,014	2,809
	14,155	14,257	12,794
Assets classified as held-for-sale	554	94	13
Total current assets	14,709	14,351	12,807

Total assets	151,871	136,995	137,365

The accompanying notes on pages 31 to 50 form an integral part of this condensed consolidated financial information.

Interim Financial Statements (UNAUDITED)

GROUP BALANCE SHEET - cont…

	At 30 June		At 31 December
	2022	2021	2021

	£m	£m	£m
Equity - capital and reserves
Share capital	614	614	614
Share premium, capital redemption and merger reserves	26,627	26,622	26,622
Other reserves	2,329	(7,091)	(6,032)
Retained earnings	42,558	43,022	44,212
Amounts recognised in other comprehensive income and accumulated in equity relating to assets held-for-sale	(58)	(270)	-
Owners of the parent	72,070	62,897	65,416
Perpetual hybrid bonds	1,685	-	1,685
Non-controlling interests	314	277	300
Total equity	74,069	63,174	67,401

Liabilities
Non-current liabilities
Borrowings	39,724	36,361	35,666
Retirement benefit liabilities	1,108	1,279	1,239
Deferred tax liabilities	18,361	16,245	16,462
Other provisions for liabilities	418	411	392
Trade and other payables	998	1,058	982
Derivative financial instruments	467	49	79
Total non-current liabilities	61,076	55,403	54,820

Current liabilities
Borrowings	5,151	8,649	3,992
Income tax payable	888	776	879
Other provisions for liabilities	863	372	461
Trade and other payables	8,823	8,504	9,577
Derivative financial instruments	462	97	235
	16,187	18,398	15,144
Liabilities associated with assets classified as held-for-sale	539	20	-
Total current liabilities	16,726	18,418	15,144
Total equity and liabilities	151,871	136,995	137,365

The accompanying notes on pages 31 to 50 form an integral part of this condensed consolidated financial information.

Interim Financial Statements (UNAUDITED)

GROUP CASH FLOW STATEMENT

	Six months ended 30 June		Year ended 31 December
	2022	2021	2021
	£m	£m	£m
Cash flows from operating activities
Cash generated from operating activities (page 37)	4,330	3,317	11,678
Dividends received from associates	171	164	353
Tax paid	(1,280)	(1,227)	(2,314)
Net cash generated from operating activities	3,221	2,254	9,717

Cash flows from investing activities
Interest received	28	14	33
Purchases of property, plant and equipment	(99)	(129)	(527)
Proceeds on disposal of property, plant and equipment	13	19	31
Purchases of intangibles	(52)	(46)	(218)
Purchases of investments	(174)	(220)	(369)
Proceeds on disposals of investments	81	101	141
Investment in associates and acquisitions of other subsidiaries net of cash acquired	(5)	(130)	(133)
Disposal of subsidiary, net of cash disposed of	-	-	(98)
Net cash used in investing activities	(208)	(391)	(1,140)

Cash flows from financing activities
Interest paid on borrowings and financing related activities	(746)	(753)	(1,479)
Interest element of lease liabilities	(11)	(11)	(23)
Capital element of lease liabilities	(71)	(72)	(154)
Proceeds from increases in and new borrowings	3,162	2,986	978
Reductions in and repayments of borrowings	(1,087)	(1,153)	(4,843)
Inflows/(outflows) relating to derivative financial instruments	253	(171)	229
Purchase of own shares	(1,256)	-	-
Purchases of own shares held in employee share ownership trusts	(80)	(82)	(82)
Proceeds from the issue of perpetual hybrid bonds, net of issuance costs	-	-	1,681
Coupon paid on perpetual hybrid bonds	-	-	(6)
Dividends paid to owners of the parent	(2,476)	(2,443)	(4,904)
Purchases of and capital injection from non-controlling interests	(1)	-	1
Dividends paid to non-controlling interests	(80)	(81)	(150)
Other	4	-	3
Net cash used in financing activities	(2,389)	(1,780)	(8,749)
Net cash flows generated from/(used in) operating, investing and financing activities	624	83	(172)
Transferred to held-for-sale	(240)	(100)	-
Differences on exchange	371	(173)	(253)
Increase/(decrease) in net cash and cash equivalents in the period	755	(190)	(425)
Net cash and cash equivalents at 1 January	2,463	2,888	2,888
Net cash and cash equivalents at period end	3,218	2,698	2,463

Cash and cash equivalents per balance sheet	3,568	3,014	2,809
Overdrafts and accrued interest	(350)	(316)	(346)
Net cash and cash equivalents at period end	3,218	2,698	2,463

The accompanying notes on pages 31 to 50 form an integral part of this condensed consolidated financial information. The net cash outflows relating to the adjusting items within profit from operations on pages 33 and 34, included in the above, are £155 million (30 June 2021: £322 million; 31 December 2021: £501 million).

Notes to the Unaudited Interim Financial Statements

ACCOUNTING POLICIES AND BASIS OF PREPARATION

The condensed consolidated financial information comprises the unaudited interim financial information for the six months to 30 June 2022. This condensed consolidated financial information has been prepared in accordance with IAS 34 Interim Financial Reporting as adopted for use in the UK and as issued by the International Accounting Standards Board (IASB), and the Disclosure Guidance and Transparency Rules issued by the Financial Conduct Authority. The interim condensed consolidated financial information is unaudited.

This condensed consolidated financial information does not constitute statutory accounts within the meaning of Section 434 of the Companies Act 2006 and should be read in conjunction with the Group’s Annual Report and Accounts and Form 20-F for the year ended 31 December 2021, including the audited financial statements for the year ended 31 December 2021, which were prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and UK-adopted international accounting standards. UK-adopted international accounting standards differ in certain respects from IFRS as issued by the IASB. The differences have no impact on the Group’s consolidated financial statements for the periods presented.

The Group’s Annual Report and Accounts and Form 20-F for the year ended 31 December 2021 represent the statutory accounts for that year and have been filed with the Registrar of Companies. The auditor’s report on those statements was unmodified and did not contain an emphasis of matter paragraph and did not contain any statement under Section 498 (2) or (3) of the Companies Act 2006.

These condensed consolidated financial statements have been prepared under the historical cost convention, except in respect of certain financial instruments. They are prepared on a basis consistent with the IFRS accounting policies as set out in the Group’s Annual Report and Form 20-F for the year ended 31 December 2021.

The preparation of these condensed consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities and the disclosure of contingent liabilities at the date of these condensed consolidated financial statements. Such estimates and assumptions are based on historical experience and various other factors that are believed to be reasonable in the circumstances and constitute management’s best judgement at the date of the condensed consolidated financial statements. Other than in respect of the Group’s Russian business (which has been classified as held-for-sale in this half-year report) and updated assumptions used to determine the carrying value of liabilities for retirement benefit schemes, the key estimates and assumptions were the same as those that applied to the consolidated financial information for the year ended 31 December 2021. As described on page 35, the Group has reviewed the carrying value of the significant investments of goodwill and intangibles (due in part to the announcements in the U.S. regarding potential menthol regulation, the impact of COVID-19 across the Group and ongoing challenging trading conditions in certain markets) and determined that, except in respect of the Group’s investments, including Organigram, no impairment is required. In the future, actual experience may deviate from these estimates and assumptions, which could affect these condensed consolidated financial statements as the original estimates and assumptions are modified, as appropriate, in the period in which the circumstances change.

As discussed on page 21, after reviewing the Group’s forecast financial performance and financing arrangements, the Directors consider that the Group has adequate resources to continue operating for at least 12 months from the date of approval of this condensed consolidated financial information and that it is therefore appropriate to continue to adopt the going concern basis in preparing this Half-Year Report.

Notes to the Unaudited Interim Financial Statements

ADJUSTING ITEMS

Adjusting items are significant items of income or expense in profit from operations, net finance costs, taxation and the Group’s share of the post-tax results of associates and joint ventures which individually or, if of a similar type, in aggregate, are relevant to an understanding of the Group’s underlying financial performance because of their size, nature or incidence. In identifying and quantifying adjusting items, the Group consistently applies a policy that defines criteria that are required to be met for an item to be classified as adjusting. These items are separately disclosed in the segmental analyses or in the notes to the accounts as appropriate.

The Group believes that these items are useful to users of the Group financial statements in helping them to understand the underlying business performance and are used to derive the Group’s principal non-GAAP measures of adjusted profit from operations and adjusted diluted earnings per share, all of which are before the impact of adjusting items and which are reconciled from profit from operations and diluted earnings per share.

ANALYSIS OF REVENUE AND PROFIT FROM OPERATIONS BY SEGMENT

Six months ended 30 June	2022					2021
	Reported			Exchange	At CC2	Reported
Revenue	£m			£m	£m	£m
U.S.	5,934			(388)	5,546	5,563
APME	2,106			45	2,151	2,055
AmSSA	1,958			(54)	1,904	1,796
Europe	2,871			159	3,030	2,761
Total Region	12,869			(238)	12,631	12,175
Six months ended 30 June	2022					2021
	Reported	Adj Items[1]	Adjusted	Exchange	Adjusted at CC2	Reported	Adj Items[1]	Adjusted
Profit from Operations	£m	£m	£m	£m	£m	£m	£m	£m
U.S.	2,801	335	3,136	(218)	2,918	2,570	196	2,766
APME	155	656	811	10	821	769	99	868
AmSSA	759	10	769	(15)	754	694	15	709
Europe	(37)	966	929	68	997	874	18	892
Total Region	3,678	1,967	5,645	(155)	5,490	4,907	328	5,235

Notes to the analysis of revenue and profit from operations above:

(1)	Adjusting items represent certain items which the Group considers distinctive based upon their size, nature or incidence.
(2)	CC: constant currency – measures are calculated based on a re-translation, at the prior year’s exchange rates, of the current year’s results of the Group and, where applicable, its segments.

ADJUSTING ITEMS INCLUDED IN PROFIT FROM OPERATIONS

Adjusting items are significant items in the profit from operations that individually or, if of a similar type, in aggregate, are relevant to an understanding of the Group’s underlying financial performance.

In summary, in the six months ended 30 June 2022, the Group incurred £1,967 million (30 June 2021: £328 million; 31 December 2021: £916 million) of adjusting items within profit from operations:

	Six months ended 30 June		Year ended 31 December
	2022	2021	2021
	£m	£m	£m
Restructuring and integration costs	333	83	150
Amortisation and impairment of trademarks and similar intangibles	161	151	306
Impairment of goodwill	-	-	57
Impairment and associated costs in respect of assets/liabilities (or businesses) held-for-sale/disposed of in the period	958	71	358
Credit in respect of the partial buy-out of the pension fund in the U.S.	(15)	-	(35)
Other adjusting items (largely other litigation including Engle)	530	23	80
Total adjusting items included in profit from operations	1,967	328	916

Notes to the Unaudited Interim Financial Statements

Adjusting items included in profit from operations cont…

(a) Restructuring and integration costs

Restructuring costs reflect the costs incurred as a result of initiatives to improve the effectiveness and the efficiency of the Group as a globally integrated enterprise. These costs represent additional expenses incurred that are not related to the normal business and day-to-day activities. These initiatives include a review of the Group’s manufacturing operations, and the costs associated with Quantum, being the review of the Group’s organisational structure to simplify the business and create a more efficient, agile and focused company. Quantum was expected to deliver at least £1 billion of annualised savings over a three-year period (to 2022). However, with further savings identified, this target was upgraded to at least £1.5 billion by 2022 which has now been achieved, six months early.

The restructuring costs of the Group’s initiatives are included in profit from operations under the following headings:

	Six months ended 30 June		Year ended 31 December
	2022	2021	2021
	£m	£m	£m
Employee benefit costs	49	68	160
Depreciation, amortisation and impairment costs	131	(4)	(11)
Other operating expenses	153	19	1
Total	333	83	150

The restructuring costs in the six months ended 30 June 2022 include the cost of employee packages in respect of Quantum and the ongoing costs associated with initiatives to improve the effectiveness and efficiency of the Group as a globally integrated organisation. The costs mainly relate to factory closures or rationalisation in APME and the U.S. and costs recognised as part of the Group’s announced exit from Egypt.

The restructuring costs in the six months ended 30 June 2021 include the cost of employee packages in respect of Quantum and the ongoing costs associated with initiatives to improve the effectiveness and efficiency of the Group as a globally integrated organisation. The credit recognised in depreciation and impairment costs is due to a partial impairment reversal following the revision of factory rationalisation initiatives. In the twelve months ended 31 December 2021, in addition to the continued impact of activities described in relation to the first half of 2021, the Group incurred a charge of £27 million, including £4 million for foreign exchange reclassified from equity, related to the Group's withdrawal from Myanmar, and a credit of £59 million as an accrual was released on finalisation of the Reynolds American dissenting shareholders litigation.

(b) Amortisation and impairment of trademarks and similar intangibles

Acquisitions in previous years have resulted in the capitalisation of trademarks and similar intangibles including those which are amortised over their expected useful lives, which do not exceed 20 years. The amortisation and impairment charge of £161 million (30 June 2021: £151 million; 31 December 2021: £306 million) is included in depreciation, amortisation and impairment costs in the Income Statement for the six months ended 30 June 2022.

(c) Assets classified as held-for-sale

On 11 March 2022, the Group announced the intention to transfer the Russian business in full compliance with international and local laws. Upon completion, it is intended that the Group will no longer have a presence in Russia. The Group has two subsidiaries in Russia (BAT Russia), being JSC British American Tobacco-SPb and JSC International Tobacco Marketing Services (ITMS).

At the date of writing, no agreement to transfer the shares in these subsidiaries has been entered into, with no definitive consideration known. However, in accordance with IFRS, the assets of these subsidiaries comprising £387 million of property, plant and equipment and other non-current assets, £696 million of trade and other receivables, £240 million of cash and cash equivalents and £144 million of other current assets principally relating to inventories, have been classified as held-for-sale at 30 June 2022 and presented as such on the balance sheet at an estimated recoverable value. In addition, £11 million of borrowings and £528 million of trade creditors and other current liabilities have been classified as held-for-sale at 30 June 2022. Impairment charges and associated costs of £957 million have been recognised in the Income Statement and have been treated as a non-cash, adjusting item. The assessment of recoverable value has taken into account a range of internal assumptions, including those regarding the impact, extent and duration of sanctions, the likelihood of consideration being significantly deferred, and ongoing macroeconomic developments, including the impact of inflation and interest rates. All assumptions are based on current expectations and are subject to a very high degree of volatility and uncertainty and therefore may change up until the final value can be determined, based on an actual transaction.

Notes to the Unaudited Interim Financial Statements

Adjusting items included in profit from operations cont…

(c) Assets classified as held-for-sale (cont…)

On completion of the transaction, certain other items, including foreign exchange previously recognised in the Statement of Other Comprehensive Income (which was £58 million at 30 June 2022) will be reclassified to the Income Statement in the period in which completion occurs. The financial impact of these items will also be treated as non-cash, adjusting items.

The following is a reconciliation between the total assets available for sale and their estimated recoverable amount:

£m
Total assets held-for-sale	1,482
Impairment of non-current assets held-for-sale - Russia	(387)
1,095
Excess impairment beyond non-current assets held-for-sale - Russia	(541)
Assets held-for-sale*	554
*Includes assets held-for-sale in other territories

(d) Other

In the six months ended 30 June 2022, the Group incurred £1,473 million (30 June 2021: £94 million; 31 December 2021: £460 million) of other adjusting items. These included:

•

A charge of £958 million related to the impairment of assets and liabilities classified as held-for-sale, of which £957 million is in respect of the Group’s Russian businesses (as described on pages 33 and 34) and a net £1 million relates to the sale of the Group’s business in Iran in 2021;

•	A charge of £450 million recognised in respect of the DOJ and OFAC investigations into alleged historical breaches of sanctions (see page 20);
•

A net credit (£15 million) in respect of a settlement gain related to the further partial buy-out of the U.S. pension fund as approximately an additional US$1.6 billion (£1.3 billion) of plan liabilities have been removed from the balance sheet; and

•

A charge of £80 million (30 June 2021: £23 million; 31 December 2021: £80 million) predominantly related to other litigation costs including Engle progeny (30 June 2022: £104 million), partly offset in the first half of 2022 by credit of £24 million related to a favourable resolution in respect of MSA litigation in the state of Illinois.

In the first half of 2021, the Group recognised a charge of £71 million, largely in relation to the impairment arising from the sale of the Group’s operations in Iran as the assets and liabilities were classified as held-for-sale at 30 June 2021. The transaction was subsequently completed in August 2021, with a total charge of £358 million recognised in 2021, which included £272 million of foreign exchange previously recognised in the statement of other comprehensive income, reclassified to the income statement.

Notes to the Unaudited Interim Financial Statements

Adjusting items included in profit from operations cont…

(e) Ongoing impairment review of assets

The Group reviews and monitors the performance of its non-financial assets (including goodwill) in line with the requirements of IAS 36 Impairment of Assets. In preparing the Half-Year Report for the six months ended 30 June 2022, the Group has assessed if any impairment indicators exist requiring a further detailed impairment assessment to be undertaken.

On 28 April 2022, the FDA announced a proposed product standard to prohibit menthol as a characterising flavour in cigarettes, consistent with their previously stated timeline. Management notes that the proposal of a product standard does not itself constitute a ban on menthol in cigarettes given the proposed standard is still required to go through the established U.S. comprehensive rule-making process, the timetable and outcome for which was, and remains, uncertain. Management had incorporated the anticipated impacts of a proposed product standard within the 2021 year-end impairment assessment and the further announcement from the FDA has not altered management’s view on the expected timeline of a potential product standard being introduced. As a result, no impairment trigger has been identified for this half-year reporting period.

Further to this, on 21 June 2022, the FDA announced plans to develop a proposed product standard that would establish a maximum nicotine level in cigarettes and certain other combustible tobacco products to reduce addictiveness. Management notes that the FDA announcement does not itself constitute restrictions on nicotine levels in cigarettes, and any proposed regulation of menthol in cigarettes would need to be introduced through the established U.S. comprehensive rule-making process, the timetable and outcome for which was, and remains, uncertain. Further, management do not deem this to be a new development but rather a continuation of the rulemaking process that FDA initiated in 2017 that was later put on hold.  As a result, no impairment trigger has been identified for this half-year reporting period.

Management have also assessed the carrying value of the Group’s investment in Organigram Holdings Inc. given its current market capitalisation having been identified as a trigger for a detailed impairment assessment to be undertaken. As part of this exercise, management took into consideration Organigram’s share price as at 30 June 2022, internal value-in-use calculations, external trading multiples and broker forecasts. As a result of this analysis, it was concluded that an impairment charge of £65 million (or £59 million net of tax) was required against the carrying value of the investment in associate, with the recoverable amount as at 30 June 2022 being £76 million.

In relation to the Group’s operations in GTR, the business continues to recover from the constraints faced by global travel as a result of the COVID-19 pandemic. In line with the assessment undertaken as part of the 2021 year-end exercise, management has applied a reasonable range of sensitivities and continues to assess that, despite the assumed phased recovery, there was no indication of impairment. For GTR’s headroom to be reduced to nil, the forecast cash flows would have to reduce by 80% in each forecast year which is not considered to be a reasonably possible scenario as we continue to believe that the duty-free business will recover to its pre-pandemic levels.

Aside from the considerations noted above, no other impairment indicators were identified as part of our review. As part of the standard year-end impairment process, a detailed impairment review will be undertaken for all cash generating units in line with IAS 36 Impairment of Assets. This will include the entire Reynolds American portfolio (including Newport and Camel) to ensure the book values remain supportable.

Notes to the Unaudited Interim Financial Statements

ADJUSTING ITEMS INCLUDED IN NET FINANCE COSTS

In the six months ended 30 June 2022, the Group incurred adjusting items within net finance costs of £41 million (30 June 2021: £34 million; 31 December 2021: £55 million). This included:

•

£28 million of foreign exchange arising on the revaluation of foreign currency balances held in Russia that, due to the adjusting event related to the proposed transfer of the Group’s Russian business (described on page 19), do not qualify for hedge accounting; and

•	Interest of £13 million (30 June 2021: £10 million; 31 December 2021: £20 million) in relation to the FII GLO, as described on page 40.

In the first half of 2021, as part of the sale of the Group’s operations in Iran, the Group recognised an impairment of investments held at fair value (£24 million). Also in 2021, the Group incurred interest on adjusting payables in respect of a settlement in Turkey of £11 million.

All of the adjustments noted above have been included in the adjusted earnings per share calculation on pages 40 and 41.

ADJUSTING ITEMS INCLUDED IN SHARE OF POST-TAX RESULTS OF ASSOCIATES AND JOINT VENTURES

The Group’s interest in ITC decreased from 29.38% to 29.37% as a result of ITC issuing ordinary shares under the company’s Employees Share Option Scheme. The issue of these shares and change in the Group’s share of ITC resulted in a gain of £8 million (30 June 2021: £8 million; 31 December 2021: £6 million), which is treated as a deemed partial disposal and included in the income statement.

Also in the first half of 2022, the Group impaired the investment in Organigram by £59 million (net of tax), driven by the decrease in that company’s share price.

The share of post-tax results of associates and joint ventures is after the adjusting items noted above, which are excluded from the calculation of adjusted earnings per share as set out on pages 40 and 41.

ADJUSTING ITEMS INCLUDED IN TAXATION

The Group’s tax rate is affected by the adjusting items referred to below and by the inclusion of the share of associates’ and joint ventures’ post-tax profit in the Group’s pre-tax results.

In the six months to 30 June 2022, adjusting tax items included a charge of £6 million (30 June 2021: net credit of £4 million; 31 December 2021: net credit of £91 million). Across all three periods, the adjusting tax items related mainly to the impact of changes in U.S. state tax rates on deferred tax liabilities arising on trademarks recognised in the Reynolds American acquisition in 2017 (with an offsetting impact of tax rate changes on certain deferred tax assets in 2021).

Adjusting tax items also includes £105 million for the six months to 30 June 2022 (30 June 2021: £60 million; 31 December 2021: £119 million) in respect of the taxation on adjusting items, which are described on pages 33 to 36.

As the above items are not reflective of the ongoing business, they have been recognised as adjusting items within taxation. All of the adjustments noted above have been included in the adjusted earnings per share calculation on pages 40 and 41.

Notes to the Unaudited Interim Financial Statements

CASH FLOW

Net cash generated from operating activities

Net cash generated from operating activities in the IFRS cash flows on page 30 includes the following items:

	Six months ended 30 June		Year ended 31 December
	2022	2021	2021
	£m	£m	£m

Profit for the year	1,938	3,329	6,974
Taxation on ordinary activities	1,123	1,055	2,189
Share of post-tax results of associates and joint ventures	(200)	(233)	(415)
Net finance costs	817	756	1,486
Profit from operations	3,678	4,907	10,234
Adjustments for:
- Depreciation, amortisation and impairment	659	473	1,076
- (Increase)/decrease in inventories	(437)	(600)	433
- Decrease/(increase) in trade and other receivables	41	(325)	(393)
- Decrease in provision for MSA	(859)	(670)	(36)
- (Decrease)/increase in trade and other payables	(84)	(314)	183
- Decrease in net retirement benefit liabilities	(56)	(41)	(104)
- Increase/(decrease) in other provisions	399	(193)	(145)
- Other non-cash items	989	80	430
Cash generated from operating activities	4,330	3,317	11,678
Dividends received from associates	171	164	353
Tax paid	(1,280)	(1,227)	(2,314)
Net cash generated from operating activities	3,221	2,254	9,717

Net cash generated from operating activities increased by 42.9% to £3,221 million (30 June 2021: £2,254 million), driven by a reduction in inventory in Australia, lower inventory in Denmark (as the prior period was impacted by inventory movements ahead of the introduction of plain packaging) and improved cash collections in Japan.

These were partly offset by a marginal increase in dividends received from associates to £171 million (30 June 2021: £164 million) following the payment of an interim dividend by the Group’s Indian associate, ITC.

Expenditure on research and development was approximately £150 million in the first half of 2022 (30 June 2021: £142 million) with a focus on products that could potentially reduce the risk associated with smoking conventional cigarettes.

Net cash used in investing activities

Net cash used in investing activities in the six months ended 30 June 2022 was lower than the same period in 2021 at £208 million (30 June 2021: £391 million) with the prior period including the investment in Organigram (£130 million) combined with a lower net outflow from short-term investment products, including treasury bills (£174 million compared to £220 million in the six months ended 30 June 2021). Purchases of property, plant, equipment and intangibles totalled £151 million in the six months ended 30 June 2022 (30 June 2021: £175 million), which includes the investment in the Group’s global operational infrastructure (including the manufacturing network, trade marketing and IT systems).

Net cash used in financing activities

Net cash used in financing activities was an outflow of £2,389 million in the first half of 2022 (30 June 2021: £1,780 million outflow). The 2022 outflow was mainly due to the payment of the dividend £2,476 million (30 June 2021: £2,443 million), an increase on prior year due to the higher dividend per share, as well as an outflow of £1,256 million (2021: nil) resulting from the repurchase of 37.7 million ordinary shares as part of the £2 billion share buy-back programme. In the six months ended 30 June 2022 the net inflow from borrowings was £2,075 million compared to £1,833 million in the first half of 2021.

Notes to the Unaudited Interim Financial Statements

LIQUIDITY

The Treasury function is responsible for raising finance for the Group, managing the Group’s cash resources and the financial risks arising from underlying operations. All these activities are carried out under defined policies, procedures and limits, reviewed and approved by the Board, delegating oversight to the Finance and Transformation Director and Treasury function. The Group has targeted an average centrally managed bond maturity of at least five years with no more than 20% of centrally managed debt maturing in a single rolling 12-month period. As at 30 June 2022, the average centrally managed debt maturity of bonds was 10.1 years (30 June 2021: 9.7 years; 31 December 2021: 10.1 years) and the highest proportion of centrally managed debt maturing in a single rolling 12-month period was 18.3% (30 June 2021: 16.8%; 31 December 2021: 18.6%).

The Group continues to maintain investment-grade credit ratings, with ratings from Moody’s/S&P at Baa2 (stable outlook)/BBB+ (negative outlook), respectively. The strength of the ratings has underpinned debt issuance and the Group is confident of its ability to continue to successfully access the debt capital markets. A credit rating is not a recommendation to buy, sell or hold securities. A credit rating may be subject to withdrawal or revision at any time. Each rating should be evaluated separately of any other rating.

In order to manage its interest rate risk, the Group maintains both floating rate and fixed rate debt. The Group manages its exposure with interest rate swaps and cross-currency swaps as appropriate.  As at 30 June 2022, 81% of Group debt after the impact of derivatives* is fixed (30 June 2021: 77%; 31 December 2021: 82%). In addition, Group cash and liquid assets included in net debt are considered to offset floating debt. On this net basis, 90% of Group net debt is fixed (30 June 2021: 85%; 31 December 2021: 90%).  Excluding cash and other liquid assets in Canada, which are subject to certain restrictions under CCAA protection, 87% of Group net debt is fixed (30 June 2021: 81%; 31 December 2021: 87%).

Available facilities

It is Group policy that short-term sources of funds (including drawings under both the US$4 billion U.S. commercial paper programme and £3 billion euro commercial paper programme) are backed by undrawn committed lines of credit and cash. As at 30 June 2022, there was £727 million of commercial paper outstanding (30 June 2021: £1,653 million; 31 December 2021: £269 million).

In February 2022, the Group exercised the second one-year extension options on both tranches of the £5.85 billion revolving credit facility. Effective March 2022, the £2.85 billion 364-day tranche was extended to March 2023 at the reduced amount of £2.7 billion and £2.5 billion of the five-year tranche was extended from March 2026 to March 2027 (with £3.0 billion of this tranche remaining available until March 2025 and £2.85 billion remaining available from March 2025 to March 2026). This facility was undrawn at 30 June 2022.

In December 2021, the Group amended and extended a total of £500 million of short-term bilateral facilities until December 2022. In January 2022, the Group amended and extended £500 million until January 2023. Effective April 2022, an additional £350 million was extended until October 2022 and £1,375 million until April 2023. As at 30 June 2022, £1,250 million (30 June 2021: £900 million; 31 December 2021: £500 million) was drawn on a short-term basis.

Subsequent to the balance sheet date, the Group renewed its SEC shelf programme in July 2022.

Issuance and repayment of bonds in the period

•

In March 2022, the Group accessed the US Dollar market under the SEC Shelf Programme, raising a total of US$2.5 billion across three tranches as follows: US$1 billion maturing in 2028, US$900 million maturing in 2032 and US$600 million maturing in 2052.

•	In May 2022, the Group repaid a €600 million bond at maturity; and
•	In June 2022, the Group repaid US$419 million and £180 million bonds at maturity.

* As at 30 June 2022, the Group has one floating rate bond (borrowing) with nominal value US$750 million (£618 million) that is due to mature in August 2022 before USD LIBOR ceases. The Group is party to the ISDA fallback protocol and in January 2022, it automatically replaced GBP LIBOR with economically equivalent interest rate derivatives referencing SONIA on their reset date. The Group updated respective hedge documentation accordingly with hedge relationships continuing with resulting ineffectiveness being immaterial.

Notes to the Unaudited Interim Financial Statements

FAIR VALUE MEASUREMENTS AND VALUATION PROCESSES

The Group held certain financial instruments at fair value at 30 June 2022. The definitions and valuation techniques employed for these as at 30 June 2022 are consistent with those used at 31 December 2021 and disclosed in Note 26 on pages 239 to 244 of the Group’s Annual Report and Accounts and Form 20-F for the year ended 31 December 2021:

•	Level 1 financial instruments are traded in an active market and fair value is based on quoted prices at the period end.
•

Level 2 financial instruments are not traded in an active market, but the fair values are based on quoted market prices, broker/dealer quotations, or alternative pricing sources with reasonable levels of price transparency. The Group’s level 2 financial instruments include OTC derivatives.

•

The fair values of level 3 financial instruments have been determined using a valuation technique where at least one input (which could have a significant effect on the instrument's valuation) is not based on observable market data. The Group’s level 3 financial instruments primarily consist of an equity investment in an unquoted entity, interest free loans and other treasury products which are valued using the discounted cash flows of estimated future cash flows.

While the carrying values of assets and liabilities at fair value have changed since 31 December 2021, the Group does not consider the movements in value to be significant, and the categorisation of these assets and liabilities in accordance with the disclosure requirements of IFRS 7 Financial Instruments has not materially changed. The values of level 1 assets and level 3 assets are £506 million and £120 million, respectively, at 30 June 2022 (30 June 2021: £299 million and £74 million, respectively and 31 December 2021: £405 million and £101 million respectively).

Level 2 assets and liabilities are shown below.

	At 30 June		At 31 December
	2022	2021	2021
	£m	£m	£m
Assets at fair value
Derivatives relating to
– interest rate swaps	12	50	33
– cross-currency swaps	227	326	221
– forward foreign currency contracts	267	338	171
Assets at fair value	506	714	425
Liabilities at fair value
Derivatives relating to
– interest rate swaps	303	34	36
– cross-currency swaps	114	9	35
– forward foreign currency contracts	512	103	243
Liabilities at fair value	929	146	314

Borrowings are carried at amortised cost. The fair value of borrowings is estimated to be £39,491 million (30 June 2021: £46,607 million; 31 December 2021: £40,557 million). The value of other assets and liabilities held at amortised cost are not materially different from their fair values.

RELATED PARTY DISCLOSURES

The Group’s related party transactions and relationships for 2021 were disclosed on pages 249 and 250 of the Group’s Annual Report and Form 20-F for the year ended 31 December 2021. Apart from the investment in and collaboration with Organigram, there were no material changes in related parties or related party transactions in the six months ended 30 June 2022.

Notes to the Unaudited Interim Financial Statements

EARNINGS PER SHARE

Basic earnings per share were down 42.9% at 81.2p (30 June 2021: 142.1p) as the growth in operational performance, notably related to the improved contribution from New Categories and the translational foreign exchange tailwind due to the relative weakness of sterling (particularly against the US dollar) was more than offset by the impact of charges recognised in respect of Russia, Quantum and the alleged historical breach of sanctions (described on page 20), combined with increases in net finance costs, lower share of associates and a higher effective tax rate.

Before adjusting items and including the dilutive effect of employee share schemes, adjusted diluted earnings per share increased 8.6% to 167.4p (30 June 2021: 154.2p). Excluding the impact of translational foreign exchange, adjusted diluted earnings per share were 5.7% higher at 163.0p, at constant rates of exchange. For a full reconciliation of diluted earnings per share to adjusted diluted earnings per share, at constant rates, see page 59.

Earnings used in the basic, diluted and headline earnings per share calculation represent the profit attributable to the ordinary equity shareholders after deducting amounts representing the coupon on perpetual hybrid bonds on a pro-rata basis regardless of whether or not coupons have been declared and paid in the period. In the first six months of 2022 this was £23 million (30 June 2021: £nil; 31 December 2021: £12 million).

	Six months ended 30 June		Year ended 31 December
	2022	2021	2021
	£m	£m	£m

Earnings attributable to owners of the parent	1,859	3,250.0	6,801
Coupon on perpetual hybrid bonds	(29)	-	(15)
Tax on coupon on perpetual hybrid bonds	6	-	3
Earnings	1,836	3,250	6,789

On 11 February 2022, the Company announced its intention to start a share buy-back programme of up to £2 billion. As at 30 June 2022, the Company had repurchased 37,657,945 ordinary shares. Total consideration for the repurchase of shares was £1.3 billion which is recorded within retained earnings.

Basic earnings per share are based on the profit for the year attributable to ordinary shareholders and the weighted average number of ordinary shares in issue during the period (excluding treasury shares). For the calculation of the diluted earnings per share, the weighted average number of shares reflects the potential dilutive effect of employee share schemes.

Earnings per share calculations are based upon the following:

			Reported		Adjusted		Headline
		Basic	Diluted	Basic	Diluted	Basic	Diluted
Six months ended 30 June 2022
- Earnings	£m	1,836	1,836	3,806	3,806	2,968	2,968
- Shares	m	2,262	2,273	2,262	2,273	2,262	2,273
- Per share	GBp	81.2	80.8	168.3	167.4	131.2	130.6
Six months ended 30 June 2021
- Earnings	£m	3,250	3,250	3,540	3,540	3,310	3,310
- Shares	m	2,287	2,296	2,287	2,296	2,287	2,296
- Per share	GBp	142.1	141.6	154.8	154.2	144.7	144.2
Year ended 31 December 2021
- Earnings	£m	6,789	6,789	7,556	7,556	7,243	7,243
- Shares	m	2,287	2,297	2,287	2,297	2,287	2,297
- Per share	GBp	296.9	295.6	330.4	329.0	316.7	315.3

Notes to the Unaudited Interim Financial Statements

Earnings per share cont…

Adjusted diluted earnings per share are calculated by taking the following adjustments into account (see pages 33 to 36):

	Six months ended 30 June		Year ended 31 December
	2022	2021	2021
	pence	pence	pence

Diluted earnings per share	80.8	141.6	295.6
Effect of restructuring and integration costs	12.7	3.1	4.9
Effect of amortisation and impairment of goodwill, trademarks and similar intangibles	5.5	4.8	12.7
Effect of disposal of the Group’s operations in Iran	-	-	15.6
Effect of impairment and associated costs in respect of assets/liabilities held-for-sale	42.0	3.1	-
Effect of excise and VAT dispute	-	-	1.0
Effect of other adjusting items	21.9	0.4	0.6
Effect of associates’ adjusting items	2.7	(0.3)	0.5
Effect of other adjusting items in net finance costs	1.5	1.4	2.4
Effect of adjusting items in respect of deferred taxation	0.3	0.1	(4.3)
Adjusted diluted earnings per share	167.4	154.2	329.0

The presentation of headline earnings per share, as an alternative measure of earnings per share, is mandated under the JSE Listing Requirements.  It is calculated in accordance with Circular 1/2021 ‘Headline Earnings’ as issued by the South African Institute of Chartered Accountants.

Diluted headline earnings per share are calculated by taking the following adjustments into account:

	Six months ended 30 June		Year ended 31 December
	2022	2021	2021
	pence	pence	pence

Diluted earnings per share	80.8	141.6	295.6
Effect of impairment of intangibles and property, plant and equipment, associates and held-for-sale assets (net of tax)	8.8	0.2	4.2
Effect of losses on disposal of property, plant and equipment, held-for-sale assets and sale and leaseback (net of tax)	(0.1)	(0.3)	(0.3)
Effect of impairment of subsidiaries transferred to held-for-sale (net of tax) and sale of subsidiaries	40.9	3.0	3.6
Effect of foreign exchange reclassification from reserves to the income statement	0.6	-	12.5
Issue of shares and changes in shareholding of associates	(0.4)	(0.3)	(0.3)
Diluted headline earnings per share	130.6	144.2	315.3

Notes to the Unaudited Interim Financial Statements

Earnings per share cont…

The following is a reconciliation of earnings to headline earnings, in accordance with the JSE Listing Requirements:

	Six months ended 30 June		Year ended 31 December
	2022	2021	2021
	£m	£m	£m

Earnings	1,836	3,250	6,789
Effect of impairment of intangibles and property, plant and equipment, associates and held-for-sale assets (net of tax)	199	6	96
Effect of losses on disposal of property, plant and equipment, held-for-sale assets and sale and leaseback (net of tax)	(2)	(7)	(8)
Effect of impairment of subsidiaries transferred to held-for-sale (net of tax) and sale of subsidiaries	929	69	83
Effect of foreign exchange reclassification from reserves to the income statement	14	-	289
Issue of shares and changes in shareholding of associates	(8)	(8)	(6)
Headline earnings	2,968	3,310	7,243

CONTINGENT LIABILITIES AND FINANCIAL COMMITMENTS

The Group has contingent liabilities in respect of litigation, taxes and guarantees in various countries. These are described below and further described in Note 31 to the Group’s Annual Report and Accounts and Form 20-F for the year ended 31 December 2021, pages 251 to 276. The Group is subject to contingencies pursuant to requirements that it complies with relevant laws, regulations and standards. Failure to comply could result in restrictions in operations, damages, fines, increased tax, increased cost of compliance, interest charges, reputational damage or other sanctions. These matters are inherently difficult to quantify.

In cases where the Group has an obligation as a result of a past event existing at the balance sheet date, it is probable that an outflow of economic resources will be required to settle the obligation and the amount of the obligation can be reliably estimated, a provision will be recognised based on best estimates and management judgement. There are, however, contingent liabilities in respect of litigation, taxes in some countries and guarantees for which no provisions have been made. While the amounts that may be payable or receivable could be material to the results or cash flows of the Group in the period in which they are recognised, the Board does not expect these amounts to have a material effect on the Group’s financial condition.

Taxes

The Group has exposures in respect of the payment or recovery of a number of taxes. The Group is and has been subject to a number of tax audits covering, among others, excise tax, value-added taxes, sales taxes, corporate taxes, overseas withholding taxes and payroll taxes. The estimated costs of known tax obligations have been provided in these accounts in accordance with the Group’s accounting policies. In some countries, tax law requires that full or part payment of disputed tax assessments be made pending resolution of the dispute. To the extent that such payments exceed the estimated obligation, they would not be recognised as an expense.

There are disputes that are in or may proceed to litigation in a number of countries including Brazil and the Netherlands, while there has been no further material development in the VAT dispute in Bangladesh. The Group is also appealing the ruling in respect of central and local excise taxes and penalties in South Korea.

British American Tobacco Egypt LLC (“BAT Egypt”) has been subject to two civil cases concerning the imposition of sales tax on low-price category brands brought by the Egyptian tax authority for £26 million. Management believed that the tax claims were unfounded and appealed the tax claims. One case has been referred to a court-appointed expert who filed a report in January 2022 and judgment was set for June 2022. In the other case (pertaining to the period from March 2009 to June 2010), a judgment was issued which acquitted BAT Egypt from all amounts related only to the period from March 2009 to October 2009. An appeal has been submitted to the Supreme Administrative Court to extend the acquittal to the rest of the disputed period. In June 2022, BAT Egypt entered into a settlement agreement with the Egyptian tax authority in respect to the two cases and steps are being taken to withdraw the court proceedings accordingly.

Notes to the Unaudited Interim Financial Statements

Contingent liabilities and financial commitments cont…

Group litigation

Group companies, as well as other leading cigarette manufacturers, are defendants in a number of product liability cases. In a number of these cases, the amounts of compensatory and punitive damages sought are significant.

While it is impossible to be certain of the outcome of any particular case or of the amount of any possible adverse verdict, the Group believes that the defences of the Group’s companies to all these various claims are meritorious on both the law and the facts, and a vigorous defence is being made everywhere. If an adverse judgment is entered against any of the Group’s companies in any case, avenues of appeal will be pursued as necessary. Such appeals could require the appellants to post appeal bonds or substitute security in amounts that could in some cases equal or exceed the amount of the judgment. At least in the aggregate, and despite the quality of defences available to the Group, it is not impossible that the Group’s results of operations or cash flows in a particular period could be materially affected by this and by the final outcome of any particular litigation.

Canada

In Canada, following the implementation of legislation enabling provincial governments to recover healthcare costs directly from tobacco manufacturers, ten actions for recovery of healthcare costs arising from the treatment of smoking and health-related diseases were commenced in ten provinces. Damages sought have not yet been quantified by all ten provinces; however, in respect of five provinces, the damages quantified in each of the provinces range between CAD$10 billion (approximately £6.4 billion) and CAD$118 billion (approximately £75 billion), and the province of Ontario delivered an expert report quantifying its damages in the range of CAD$280 billion (approximately £179 billion) and CAD$630 billion (approximately £402 billion) in 2016/2017 dollars. Ontario has amended its Statement of Claim to claim damages of CAD$330 billion (approximately £211 billion). On 31 January 2019, the Province delivered a further expert report claiming an additional CAD$9.4 - CAD$10.9 billion in damages (approximately £6.0 billion - £6.9 billion) in respect of environmental tobacco smoke. No trial date has been set. In respect of New Brunswick, on 7 March 2019, the New Brunswick Court of Queen’s Bench released a decision requiring the Province to produce a substantial amount of additional documentation and data to the defendants. As a result, the original trial date of 4 November 2019 would have been delayed. No new trial date has been set.

In addition to the actions commenced by the provincial governments, there are numerous class actions outstanding against Group companies. As set out below, all of these actions are currently subject to stays of proceedings. On 1 March 2019, the Quebec Court of Appeal handed down a judgment which largely upheld and endorsed the lower court’s previous decision in the Quebec class actions. ITCAN’s share of the judgment is approximately CAD$ 9.2 billion. As a result of this judgment, the then immediate attempts by the Quebec plaintiffs to obtain payment out of the CAD$758 million on deposit with the court, the fact that JTI-MacDonald Corp (a co-defendant in the cases) filed for protection under the CCAA on 8 March 2019 and obtained a court ordered stay of all tobacco litigation in Canada as against all defendants (including the RJR Group Companies) until 4 April 2019, and the need for a process to resolve all of the outstanding litigation across the country, on 12 March 2019, ITCAN filed for protection under the CCAA. In its application, ITCAN asked the Ontario Superior Court to stay all pending or contemplated litigation against ITCAN, certain of its subsidiaries and all other Group companies that were defendants in the Canadian tobacco litigation (the “stays”). The stays are currently in place until 30 September 2022. While the stays are in place, no steps are to be taken in connection with the Canadian tobacco litigation with respect to any of the defendants.

US - Engle

As at 30 June 2022, the Group’s subsidiaries, R. J. Reynolds Tobacco Company (RJRT), Lorillard Tobacco Company (Lorillard) and/or Brown & Williamson Holdings, Inc., had been served in 808 pending Engle progeny cases filed on behalf of approximately 999 individual plaintiffs. Many of these are in active discovery or nearing trial.

In the first half of 2022, RJRT or Lorillard paid judgments in four Engle progeny cases. Those payments totalled US$3.2 million (approximately £2.6 million) in compensatory or punitive damages. Additional costs were paid in respect of attorneys’ fees and statutory interest. In addition, since 1 January 2020 through to 30 June 2022, outstanding jury verdicts in favour of the Engle progeny plaintiffs had been entered against RJRT or Lorillard for US$51.5 million (approximately £42 million) in compensatory damages and US$33.1 million (approximately £27 million) in punitive damages. A significant majority of these verdicts are in various stages in the appellate process and have been bonded as required by Florida law under the US$200 million (approximately £165 million) bond cap passed by the Florida legislature in 2009. Although the Group cannot currently predict when or how much it may be required to bond and pay, the Group companies will likely be required to bond and pay additional judgments as the litigation proceeds.

Notes to the Unaudited Interim Financial Statements

Contingent liabilities and financial commitments cont…

Fox River

In January 2017, NCR and Appvion entered into a Consent Decree with the U.S. Government to resolve how the remaining clean-up will be funded and to resolve further outstanding claims between them. The Consent Decree was approved by the District Court of Wisconsin in August 2017. The U.S. Government enforcement action against NCR was terminated as a result of that order and contribution claims from the Potentially Responsible Parties (“PRPs”) against NCR were dismissed. On 4 January 2019, the U.S. Government, P. H. Glatfelter and Georgia-Pacific (the remaining Fox River PRPs) sought approval for a separate Consent Decree settling the allocation of costs on the Fox River. This Consent Decree was approved by the District Court in the Eastern District of Wisconsin on 14 March 2019, and concludes all existing litigation on the Fox River clean-up. Considering these developments, the provision has been reviewed. No adjustment has been proposed, other than as related to the payments in the period of £3 million, with the provision standing at £59 million at 30 June 2022 (30 June 2021: £68 million; 31 December 2021: £62 million) after disbursements.

In July 2016, the High Court ruled in favour of a Group subsidiary, BTI 2014 LLC (BTI), stating that a dividend of €135 million (approximately £116 million) paid by Windward to Sequana in May 2009 was a transaction made with the intention of putting assets beyond the reach of BTI and of negatively impacting its interests. On 10 February 2017, further to a hearing in January 2017 to determine the relief due, the Court found in BTI’s favour, ordering that Sequana must pay an amount up to the full value of the dividend plus interest which equates to around US$185 million (approximately £152 million), related to past and future clean-up costs. The Court granted all parties leave to appeal and Sequana a stay in respect of the above payments. The appeal was heard in June 2018. Judgment was given on 6 February 2019 and the Court of Appeal upheld the High Court’s findings against Sequana. The Court of Appeal refused applications made by both parties for a further appeal to the U.K. Supreme Court. Both parties applied directly to the U.K. Supreme Court for permission to appeal in March 2019. On 31 July 2019, BTI was granted permission to appeal to the Supreme Court. On the same day, the Supreme Court refused Sequana permission to appeal. The hearing of BTI’s appeal was listed to take place on 25 and 26 March 2020 but was adjourned because of the COVID-19 pandemic. The hearing of BTI’s appeal took place before the Supreme Court on 4 and 5 May 2021 and the judgment is awaited. In February 2017, Sequana entered into a process in France seeking court protection (the “Sauvegarde”), exiting the Sauvegarde in June 2017. No payments have been received.

Investigations

There are instances where Group companies are cooperating with relevant national competition authorities in relation to ongoing competition law investigations and/or engaged in legal proceedings at the appellate level, including (amongst others) in the Netherlands and Nigeria. In the Nigerian investigation, the Federal Competition and Consumer Protection Commission has been investigating alleged violations of the Nigerian Competition and Consumer Protection Act and National Tobacco Control Act. It has now issued a Final Order against British American Tobacco plc, British American Tobacco (Holdings) Limited, British American Tobacco (Nigeria) Limited and British American Tobacco Marketing (Nigeria) Limited imposing a penalty of US$ 206  million on them, seemingly on a joint and several basis, and ordered BAT’s Nigerian subsidiaries named in the Final Order to engage a compliance monitor for three years and undertake a public health awareness campaign. The relevant Group companies are challenging the Final Notice in the Nigerian Competition and Consumer Protection Tribunal. It is not possible to identify the timescale in which this matter might be resolved.

From time to time, the Group investigates, and becomes aware of governmental authorities’ investigations into, allegations of misconduct against Group companies. The Group cooperates with the authorities’ investigations, where appropriate.

As discussed on page 20, the Group has been cooperating with investigations by the DOJ and OFAC into suspicions of breach of sanctions. The Group is engaged in discussions with both agencies to find a resolution through settlement. A provision of £450 million has been recognised in this half-year report, however it cannot be excluded that the amount of any potential settlement with the DOJ and OFAC may vary from this amount.

Summary

With regard to all these matters, with the exception of Fox River, Egypt, Quebec, the DOJ and OFAC investigation and certain Engle progeny cases, the Group does not consider it appropriate to make any provision or charge in respect of any pending litigation. The Group does not believe that the ultimate outcome of this litigation will significantly impair the Group’s financial condition. If the facts and circumstances change, then there could be a material impact on the financial statements of the Group. Full details of the litigation against Group companies and tax disputes as at 31 December 2022 will be included in the Group’s Annual Report and Form 20-F for the year ending 31 December 2022. Whilst there has been some movement on new and existing cases against Group companies, there have been, except as otherwise stated, no material developments in 2022 that would impact the financial position of the Group.

Notes to the Unaudited Interim Financial Statements

FRANKED INVESTMENT INCOME GROUP LITIGATION ORDER

The Group is the principal test claimant in an action in the United Kingdom against HM Revenue and Customs (“HMRC”) in the FII GLO. There were 17 corporate groups in the FII GLO as at 30 June 2022. The case concerns the treatment for UK corporate tax purposes of profits earned overseas and distributed to the UK. The Supreme Court heard appeals in two separate trials during 2020. The judgment in the first hearing was handed down in November 2020 and concerned the time limit for bringing claims. The Supreme Court remitted that matter to the High Court to determine whether the claim is within time on the facts. The judgment from the second hearing was handed down in July 2021 and concerned issues relating to the type of claims BAT is entitled to bring. Applying that judgment reduces the value of the FII claim to approximately £0.3 billion, mainly as the result of the application of simple interest and the limitation to claims for advance corporation tax offset against lawful corporation tax charges, which is subject to the determination of the timing issue by the High Court and any subsequent appeal.

During 2015, HMRC paid to the Group a gross amount of £1.2 billion in two separate payments, less a deduction (withheld by HMRC) of £0.3 billion. The payments made by HMRC have been made without any admission of liability and are subject to refund, were HMRC to succeed on appeal. Due to the uncertainty of the amounts and eventual outcome the Group has not recognised any impact in the Income Statement in the current or prior period in respect of the receipt (being net £0.9 billion) which is held within trade and other payables. Any future recognition as income will be treated as an adjusting item, due to the size of the order, with interest of £13 million for the six months ended 30 June 2022 (30 June 2021: £10 million; 31 December 2021: £20 million) accruing on the balance, which was also treated as an adjusting item. Further information on FII GLO is described in Note 10 to the Group’s Annual Report and Accounts and Form 20-F for the year ended 31 December 2021, page 201.

As previously disclosed, the final resolution of all issues in the litigation is likely to take a number of years and, while no payments were made in the first half of 2022, the Group intends from the second half of 2022 onwards to commence annual interim payments to HMRC of at least £50 million per annum.

RETIREMENT BENEFIT SCHEMES

The Group’s subsidiary undertakings operate defined benefit schemes, including pension and post-retirement healthcare schemes, and defined contribution schemes. The most significant arrangements are in the U.S., UK, Canada, Germany, Switzerland and the Netherlands. Together, schemes in these territories account for over 90% of the total underlying obligations of the Group’s defined benefit arrangements and over 70% of the defined benefit net costs charged to adjusted profit from operations. Benefits provided through defined contribution schemes are charged as an expense as payments fall due. The liabilities arising in respect of defined benefit schemes are determined in accordance with the advice of independent, professionally qualified actuaries, using the projected unit credit method. It is Group policy that all schemes are formally valued at least every three years. Contributions to the defined benefit schemes are determined after consultation with the respective trustees and actuaries of the individual externally funded schemes, taking into account regulatory environments.

The overall net asset for all pension and healthcare schemes in Group subsidiaries amounted to £111 million at 30 June 2022, compared to a net liability of £321 million at the end of 2021 and a net liability of £476 million at 30 June 2021. The movement in retirement benefit net assets and liabilities is largely attributed to the impact of higher discount rates applied in the U.S., UK and elsewhere offset by increases in the inflation assumptions for the UK and other territories. For the various schemes reporting unrestricted surpluses, under the rules of these arrangements, after assuming the gradual settlement of the plan liabilities over the lives of the arrangements, any surplus would be returnable to the Group in the event of a termination or could otherwise be repurposed for other existing or replacement benefit plans, and accordingly, no surplus restrictions have been recognised.

POST BALANCE SHEET EVENT

The Group continues to monitor sanctions developments to ensure that it is compliant with international and local laws, and that it has the necessary business controls in place to operate effectively. In July 2022, the UK announced further sanctions affecting the provision of, amongst other things, accountancy, management consultancy and PR services to Russia. The Group has taken steps to remain compliant with these new measures and continues to assess their implications.

Notes to the Unaudited Interim Financial Statements

SUMMARISED FINANCIAL INFORMATION

The following summarised financial information is required by the rules of the Securities and Exchange Commission and has been prepared in accordance with Section 3-10 of Regulation S-X in respect of the guarantees of:

•

US$12.35 billion of outstanding bonds issued by B.A.T Capital Corporation (BATCAP) in connection with the acquisition of Reynolds, including registered bonds issued in exchange for the initially issued bonds (the 2017 Bonds);

•

US$12.15 billion of outstanding bonds issued by BATCAP pursuant to the Shelf Registration Statement on Form F-3 filed on July 17, 2019, pursuant to which BATCAP or BATIF may issue an indefinite amount of debt securities; and

•

US$2.50 billion of outstanding bonds issued by BATIF pursuant to the Shelf Registration Statement on Form F-3 filed on July 17, 2019, pursuant to which BATCAP or BATIF may issue an indefinite amount of debt securities.

As of July 28, 2020, all relevant Group entities suspended their reporting obligations with respect to the US$7.7 billion (30 June 2021 and 31 December 2021: US$7.7 billion) of RAI unsecured notes and US$40.9 million (30 June 2021 and 31 December 2021: US$40.9 million) of Lorillard unsecured notes. As such, no summarised financial information is provided with respect to these securities.

As described below, Reynolds American Inc. (Reynolds American/RAI) is a subsidiary guarantor of all outstanding series of BATCAP and BATIF bonds. Under the terms of the indentures governing such notes, any subsidiary guarantor (including Reynolds American) other than BATCAP or BATIF, as applicable, BATNF and BATHTN (as defined below), will automatically and unconditionally be released from all obligations under its guarantee, and such guarantee shall thereupon terminate and be discharged and of no further force or effect, in the event that (1) its guarantee of all then outstanding notes issued under the Group’s EMTN Programme is released or (2) at substantially the same time its guarantee of the debt securities is terminated, such subsidiary guarantor is released from all obligations in respect of indebtedness for borrowed money for which such subsidiary guarantor is an obligor (as a guarantor or borrower). Under the EMTN Programme, Reynolds American’s guarantee is released if at any time the aggregate amount of indebtedness for borrowed money, subject to certain exceptions, for which Reynolds American is an obligor, does not exceed 10% of the outstanding long-term debt of BAT as reflected in the balance sheet included in BAT's most recent publicly released interim or annual consolidated financial statements.

Reynolds American’s guarantee may be released notwithstanding Reynolds American guaranteeing other indebtedness, provided Reynolds American’s guarantee of outstanding notes issued under the EMTN Programme is released. If Reynolds American’s guarantee is released, BAT is not required to replace such guarantee, and the debt securities will have the benefit of fewer subsidiary guarantees for the remaining maturity of the debt securities.

Note: The following summarised financial information reports the unconsolidated contribution of each applicable company to the Group’s consolidated results and not the separate financial statements for each applicable company as local financial statements are prepared in accordance with local legislative requirements and may differ from the financial information provided below. In particular, in respect of the United States region, all financial statements and financial information provided by or with respect to the U.S. business or RAI (and/ or RAI and its subsidiaries (collectively, the Reynolds Group)) are prepared on the basis of U.S. GAAP and constitute the primary financial statements or financial information of the U.S. business or RAI (and/or the Reynolds Group). Solely for the purpose of consolidation within the results of BAT p.l.c. and the BAT Group, this financial information is then converted to IFRS. To the extent any such financial information provided in these financial statements relates to the U.S. business or RAI (and/or the Reynolds Group), it is provided as an explanation of the U.S. business’s or RAI’s (and/or the Reynolds Group’s) primary U.S. GAAP-based financial statements and information.

Notes to the Unaudited Interim Financial Statements

Summarised Financial Information cont…

The subsidiaries disclosed below are wholly-owned and the guarantees provided are full and unconditional, and joint and several:

a. British American Tobacco p.l.c. (as the parent guarantor), referred to as ‘BAT p.l.c.’ in the financials below;

b. B.A.T Capital Corporation (as an issuer or a subsidiary guarantor, as the case may be), referred to as ‘BATCAP’ in the financials below;

c. B.A.T. International Finance p.l.c. (as an issuer or a subsidiary guarantor, as the case may be), referred to as ‘BATIF’ in the financials below;

d. B.A.T. Netherlands Finance B.V. (as a subsidiary guarantor), referred to as ‘BATNF’ in the financials below;

e. Reynolds American Inc. (as a subsidiary guarantor), referred to as ‘RAI’ in the financials below; and

f. British American Tobacco Holdings (The Netherlands) B.V. (as a subsidiary guarantor of the 2017 Bonds only), referred to as ‘BATHTN’ in the financials below.

In accordance with Section 13-01 of Regulation S-X, information in respect of investments in subsidiaries that are not issuers or guarantors has been excluded from non-current assets as shown in the balance sheet table below. The “BATHTN” column in the summarised financial information is only applicable in the context of the 2017 Bonds. British American Tobacco Holdings (The Netherlands) B.V. (‘BATHTN’) is not an issuer nor a guarantor of any of the other securities referenced in this note. None of the issuers or other guarantors has material balances with or an investment in BATHTN. Investments in subsidiaries represent share capital acquired in relation to or issued by subsidiary undertakings.

In the case of debt securities that may be issued by BAT p.l.c., BATCAP or BATIF under an indenture to be entered into (the “2022 Indenture”) and referred to in the registration statement in Form F-3 (333-265958), one or more of BATCAP, BATIF, BATNF and RAI may guarantee such debt securities to the extent specified in the applicable supplemental indenture to the 2022 Indenture. In addition, BAT p.l.c. will be a parent guarantor in respect of any debt securities issued by BATCAP or BATIF under the 2022 Indenture.

Notes to the Unaudited Interim Financial Statements

Summarised Financial Information cont…

Six months ended 30 June 2022	BAT p.l.c.	BATCAP	BATIF	BATNF	RAI	BATHTN
	£m	£m	£m	£m	£m	£m

Income Statement
Revenue	-	-	-	-	-	-
(Loss)/profit from operations	(5)	-	-	-	8	1
Dividend income	-	-	-	-	2,014	-
Net finance income/(costs)	113	(29)	(118)	-	(227)	-
Profit/(loss) before taxation	108	(29)	(118)	-	1,795	1
Taxation on ordinary activities	-	(19)	2	-	51	(1)
Profit/(loss) for the period	108	(48)	(116)	-	1,846	-

Intercompany transactions - Income Statement
Transactions with non-issuer/non-guarantor subsidiaries (expense)/income	(5)	-	-	-	26	-
Transactions with non-issuer/non-guarantor subsidiaries net finance income	11	381	136	-	14	-
Dividend income from non-issuer/non-guarantor subsidiaries	-	-	-	-	2,014	-

Six months ended 30 June 2021	BAT p.l.c.	BATCAP	BATIF	BATNF	RAI	BATHTN
	£m	£m	£m	£m	£m	£m
Income Statement
Revenue	-	-	-	-	-	-
(Loss)/profit from operations	(10)	(1)	(1)	-	4	-
Dividend income	-	-	-	-	2,255	-
Net finance income/(costs)	83	(16)	133	-	(208)	-
Profit/(loss) before taxation	73	(17)	132	-	2,051	-
Taxation on ordinary activities	-	13	(1)	-	43	-
Profit/(loss) for the period	73	(4)	131	-	2,094	-

Intercompany transactions - Income Statement
Transactions with non-issuer/non-guarantor subsidiaries (expense)/income	(10)	(1)	(1)	-	17	-
Transactions with non-issuer/non-guarantor subsidiaries net finance income	-	356	281	-	14	-
Dividend income from non-issuer/non-guarantor subsidiaries	-	-	-	-	2,255	-

Notes to the Unaudited Interim Financial Statements

Summarised Financial Information cont…

As at 30 June 2022	BAT p.l.c.	BATCAP	BATIF	BATNF	RAI	BATHTN
	£m	£m	£m	£m	£m	£m

Balance Sheet

Non-current assets	1,917	20,277	6,092	1,454	385	156

Current assets	4,846	5,699	37,551	19	1,143	16

Non-current liabilities	1,580	20,179	14,553	1,454	9,756	40

Non-current borrowings	1,571	19,816	14,061	1,454	9,692	-

Other non-current liabilities	9	363	492	-	64	40

Current liabilities	50	5,669	27,579	18	1,186	7

Current borrowings	13	5,611	27,015	18	318	5

Other current liabilities	37	58	564	-	868	2

Intercompany transactions - Balance Sheet

Amounts due from non-issuer/non-guarantor subsidiaries	4,788	17,263	40,727	-	1,487	16

Amounts due to non-issuer/non-guarantor subsidiaries	3	2,973	21,058	-	45	5

Investment in subsidiaries (that are not issuers or guarantors)	27,234	-	718	-	26,436	1,526

As at 31 December 2021	BAT p.l.c.	BATCAP	BATIF	BATNF	RAI	BATHTN
	£m	£m	£m	£m	£m	£m
Balance Sheet

Non-current assets	1,916	18,192	4,986	1,417	357	75

Current assets	8,443	3,583	35,772	21	1,033	19

Non-current liabilities	9	17,024	13,667	1,417	8,778	19

Non-current borrowings	-	16,965	13,560	1,417	8,719	-

Other non-current liabilities	9	59	107	-	59	19

Current liabilities	1,607	4,633	25,451	20	882	10

Current borrowings	1,580	4,602	25,081	20	263	10

Other current liabilities	27	31	370	-	619	-

Intercompany transactions - Balance Sheet

Amounts due from non-issuer/non-guarantor subsidiaries	8,405	14,999	38,539	-	1,360	19

Amounts due to non-issuer/non-guarantor subsidiaries	-	3,006	20,422	-	48	9

Investment in subsidiaries (that are not issuers or guarantors)	27,234	-	718	-	23,643	1,488

Notes to the Unaudited Interim Financial Statements

Summarised Financial Information cont…

Perpetual hybrid bonds

In 2021, BAT p.l.c. issued two €1 billion of perpetual hybrid bonds which were classified as equity as there is no contractual obligation to either repay the principal or make payments of interest. Further information on perpetual hybrid bonds is described in note 22 of the Group’s Annual Report and Accounts and Form 20-F for the year ended 31 December 2021, page 233. BAT p.l.c.’s unconsolidated contribution to the Group’s consolidated equity results is shown below:

BAT p.l.c.	30 June 2022	31 December 2021
	£m	£m

Total equity	32,367	35,977

Share capital	614	614
Share premium	112	107
Perpetual hybrid bonds	1,685	1,685
Other equity	29,956	33,571

Other Information

DIVIDENDS

On 11 February 2022, the Company announced that the Board had declared an interim dividend of 217.8p per ordinary share of 25p, payable in four equal quarterly instalments of 54.45p per ordinary share in May 2022, August 2022, November 2022 and February 2023.

The May 2022 quarterly dividend was paid to shareholders on the UK main register and South Africa branch register on 4 May 2022 and to holders of American Depositary Shares (ADSs) on 9 May 2022. The three remaining quarterly dividends will be paid to shareholders registered on either the UK main register or the South Africa branch register, and to holders of ADSs, each on the applicable record dates set out under the heading ‘Key Dates’ below.

General dividend information

Under IFRS, the interim dividend is recognised in the period that it is paid. Therefore, the results for the six months ended 30 June 2022 reflect the fourth quarterly dividend from the declaration made on 17 February 2021 of 53.90p per ordinary share and the first quarterly dividend from the declaration made on 10 February 2022, of 54.45p per ordinary share as these were paid in February 2022 and May 2022, respectively.

	For the six months ended 30 June 2022
	Pence per share	US$ per ADS
Quarterly payment paid in February 2022	53.90	0.7248860
Quarterly payment paid in May 2022	54.45	0.6754340
	108.35	1.4003200

Holders of ADSs

For holders of ADSs listed on the New York Stock Exchange (NYSE), the record dates and payment dates are set out below. The equivalent quarterly dividends receivable by holders of ADSs in US dollars will be calculated based on the exchange rate on the applicable payment date. A fee of US$0.005 per ADS will be charged by Citibank, N.A. in its capacity as depositary bank for the BAT American Depositary Receipt (ADR) programme in respect of each quarterly dividend payment.

South Africa Branch Register

In accordance with the JSE Limited (JSE) listing requirements, the finalisation information relating to shareholders registered on the South Africa branch register (comprising the amount of the dividend in South African rand, the exchange rate and the associated conversion date) will be published on the dates stated below, together with South Africa dividends tax information.

The quarterly dividends are regarded as ‘foreign dividends’ for the purposes of the South Africa Dividends Tax. For the purposes of South Africa Dividends Tax reporting, the source of income for the payment of the quarterly dividends is the United Kingdom.

Other Information

Dividends cont…

Key dates

In compliance with the requirements of the London Stock Exchange (LSE), the NYSE and Strate, the electronic settlement and custody system used by the JSE, the following salient dates for the quarterly dividends payments are applicable. All dates are 2022, unless otherwise stated.

Event	Payment No. 2	Payment No. 3	Payment No. 4
Preliminary announcement (includes declaration data required for JSE purposes)	11 February
Publication of finalisation information (JSE)	28 June	20 September	12 December
No removal requests permitted between the UK main register and the South Africa branch register	28 June– 11 July (inclusive)	20 September– 3 October (inclusive)	12 December– 27 December (inclusive)
Last Day to Trade (LDT) cum dividend (JSE)	5 July	27 September	20 December
Shares commence trading ex-dividend (JSE)	6 July	28 September	21 December
No transfers permitted between the UK main register and the South Africa branch register	6 July– 11 July (inclusive)	28 September – 3 October (inclusive)	21 December– 27 December (inclusive)
No shares may be dematerialised or rematerialised on the South Africa branch register	6 July– 11 July (inclusive)	28 September– 3 October (inclusive)	21 December– 27 December (inclusive)
Shares commence trading ex-dividend (LSE and NYSE)	7 July	29 September	22 December
Record date (JSE, LSE and NYSE)	8 July	30 September	23 December
Last date for receipt of Dividend Reinvestment Plan (DRIP) elections (LSE)	27 July	20 October	12 January 2023
Payment date (LSE and JSE)	17 August	10 November	2 February 2023
ADS payment date (NYSE)	22 August	15 November	6 February 2023

Note:

(1)	The dates set out above may be subject to any changes to public holidays arising and changes or revisions to the LSE, JSE and NYSE timetables. Any confirmed changes to the dates will be announced.

(2)	JSE finalisation information published on 28 June 2022 can be found on the British American Tobacco website www.bat.com.

Other Information

NON-FINANCIAL KPIs

Volume

Volume is defined as the number of units sold. Units may vary between categories. This can be summarised for the principal metrics as follows:

-	Factory made cigarettes (FMC) – sticks, regardless of weight or dimensions;
-	Roll-Your-Own / Make-Your-Own – kilos, converted to a stick equivalent based upon 0.4-0.8 grams (per stick equivalent);
-

Traditional oral – pouches (being 1:1 conversion to stick equivalent) and kilos, converted to a stick equivalent based upon 2.8 grams (per stick equivalent) for Moist Snuff, 2.0 grams (per stick equivalent) for Dry Snuff and 7.1 grams (per stick equivalent) for other oral;

-	Modern Oral – pouches, being 1:1 conversion to stick equivalent;
-	Tobacco Heat sticks – sticks, being 1:1 conversion to stick equivalent; and
-	Vapour – pods, disposable units and 10 millilitre bottles. There is no conversion to a stick equivalent.

Volume is recognised in line with IFRS 15 Revenue from Contracts with Customers, based upon transfer of control. It is assumed that there is no material difference, in line with the Group’s recognition of revenue, between the transfer of control and shipment date.

Volume is used by management and investors to assess the relative performance of the Group and its brands within categories, given volume is a principal determinant of revenue.

Volume share

Volume share is the number of units bought by consumers of a specific brand or combination of brands, as a proportion of the total units bought by consumers in the industry, category or other sub-categorisation. Sub-categories include, but are not limited to, the total nicotine category, modern oral, vapour, traditional oral, total oral or cigarette. Except when referencing particular markets, volume share is based on our key markets (representing around 85% of the Group’s cigarette and THP volume).

Where possible, the Group utilises data provided by third-party organisations, including AC Nielsen, based upon retail audit of sales to consumers. In certain markets, where such data is not available, other measures are employed which assess volume share based upon other movements within the supply chain, such as sales to retailers. This may depend on the provision of data to the industry by the customers including distributors / wholesalers.

Volume share is used by management to assess the relative performance of the Group and its brands against the performance of its competitors in the categories and geographies in which the Group operates. The Group’s management believes that this measure is useful to investors to understand the relative performance of the Group and its brands against the performance of its competitors in the categories and geographies in which the Group operates. This measure is also useful to understand the Group’s performance when seeking to grow scale within a market or category from which future financial returns can be realised. Volume share provides an indicator of the Group’s relative performance in unit terms versus competitors.

Volume share in each period compares the average volume share in the period with the average volume share in the prior year. This is a more robust measure of performance, removing short-term volatility that may arise at a point in time.

However, in certain circumstances, related to periods of introduction to a market, in order to illustrate the latest performance, data may be provided as at the end of the period rather than the average in that period. In these instances, the Group states these at a specific date (for instance, June 2022).

Value share

Value share is the retail value of units bought by consumers of a particular brand or combination of brands, as a proportion of the total retail value of units bought by consumers in the industry, category or other sub-categorisation in discussion. Except when referencing particular markets, value share is based on our key markets (representing around 90% of the Group’s cigarette and THP value).

Other Information

Non-Financial KPIs cont….

Where possible, the Group utilises data provided by third-party organisations, including AC Nielsen, based upon retail audit of sales to consumers. In certain markets, where such data is not available, other measures are employed which assess value share based upon other movements within the supply chain, such as sales to retailers. This may depend on the provision of data to the industry by the customers (including distributors and wholesalers).

Value share is used by management to assess the relative performance of the Group and its brands against the performance of its competitors in the categories and geographies in which the Group operates, specifically indicating the Group’s ability to realise value relative to the market. The measure is particularly useful when the Group’s products and/or the relevant category in the market in which they are sold has developed or achieved scale from which value can be realised. The Group’s management believes that this measure is useful to investors to comprehend the relative performance of the Group and its brands against the performance of its competitors in the categories and geographies in which the Group operates, specifically indicating the Group’s ability to realise value relative to the market.

Value share in each period compares the average value share in the period with the average value share in the prior year. This is a more robust measure of performance, removing short-term volatility that may arise at a point of time.

However, in certain circumstances, related to periods of introduction to a market, in order to illustrate the latest performance, data may be provided as at the end of the period rather than the average in that period. In these instances, the Group states these at a specific date (for instance, June 2022).

Price mix

Price mix is a term used by management and investors to explain the movement in revenue between periods. Revenue is affected by the volume (how many units are sold) and the value (how much is each unit sold for). Price mix is used to explain the value component of the sales as the Group sells each unit for a value (price) but may also achieve a movement in revenue due to the relative proportions of higher value volume sold compared to lower value volume sold (mix).

This term is used to explain the Group’s relative performance between periods only. It is calculated as the difference between the movement in revenue (between periods) and volume (between periods). For instance, the growth in combustibles revenue (excluding translational foreign exchange movements) of 0.6% in the six months ended 30 June 2022, with a decrease in combustibles volume of 4.2% in the six months ended 30 June 2022, leads to a price mix of 4.8% in the period. No assumptions underlie this metric as it utilises the Group’s own data.

Consumers of Non-Combustible products

The number of consumers of Non-Combustible products is defined as the estimated number of Legal Age (minimum 18 years) consumers of the Group’s Non-Combustible products. In markets where regular consumer tracking is in place, this estimate is obtained from adult consumer tracking studies conducted by third parties (including Kantar). In markets where regular consumer tracking is not in place, the number of consumers of Non-Combustible products is derived from volume sales of consumables and devices in such markets, using consumption patterns obtained from other similar markets with adult consumer tracking (utilising studies conducted by third parties including Kantar). The number of consumers is adjusted for those identified (as part of the consumer tracking studies undertaken) as using more than one BAT Brand – referred to as “poly users”.

The number of consumers of Non-Combustible products is used by management to assess the number of consumers using the Group’s New Categories products as the increase in Non-Combustible products is a key pillar of the Group’s ESG ambition and is integral to the sustainability of our business.

The Group’s management believes that this measure is useful to investors given the Group’s ESG ambition and alignment to the sustainability of the business with respect to the Non-Combustibles portfolio.

Other Information

NON-GAAP MEASURES

To supplement the presentation of the Group’s results of operations and financial condition in accordance with IFRS, the Group also presents several non-GAAP measures used by management to monitor the Group’s performance. The Group’s management regularly reviews the measures used to assess and present the financial performance of the Group and, as relevant, its geographic segments.

Although the Group does not believe that these measures are a substitute for IFRS measures, the Group does believe such results excluding the impact of adjusting items provide additional useful information to investors regarding the underlying performance of the business on a comparable basis.

The principal non-GAAP measures which the Group uses are adjusted profit from operations and adjusted diluted earnings per share which are before the impact of adjusting items and are reconciled from profit from operations and diluted earnings per share. Adjusting items, as identified in accordance with the Group’s accounting policies, represent certain items of income and expense which the Group considers distinctive based on their size, nature or incidence. These include significant items in profit from operations, net finance costs, taxation and the Group’s share of the post-tax results of associates and joint ventures which individually or, if of a similar type, in aggregate, are relevant to an understanding of the Group’s underlying financial performance. The adjusting items are used to calculate the non-GAAP measures of adjusted profit from operations, adjusted operating margin, adjusted net finance costs, adjusted taxation, adjusted share of post-tax results of associates and joint ventures, underlying tax rate and adjusted diluted earnings per share.

The Group also supplements its presentation of revenue in accordance with IFRS by presenting the non-GAAP component breakdowns of revenues by product category (including revenue generated from Vapour, Tobacco Heating Products, Modern Oral, New Categories as a whole, Combustibles and Traditional Oral), including by geographic segment (including revenue generated in the United States, Europe, Americas and Sub-Saharan Africa and Asia-Pacific and Middle East). The Group’s Management Board believes these measures, which are used internally, are useful to the users of the financial statements in helping them understand the underlying business performance of individual Group product categories, including by geographic segments. They are not presentations made in accordance with IFRS and should not be considered as an alternative to breakdowns of revenues determined in accordance with IFRS. Breakdowns of revenues by product category are not necessarily comparable to similarly titled measures used by other companies. As a result, readers should not consider these measures in isolation from, or as a substitute analysis for, the Group’s breakdowns of revenues as determined in accordance with IFRS.

The Management Board, as the chief operating decision maker, reviews a number of our IFRS and non-GAAP measures for the Group and its product categories and geographic segments at constant rates of exchange. This allows comparison of the Group’s results, had they been translated at the previous year’s average rates of exchange. The Group does not adjust for the normal transactional gains and losses in profit from operations that are generated by exchange movements. Although the Group does not believe that these measures are a substitute for IFRS measures, the Group does believe that such results excluding the impact of currency fluctuations year-on-year provide additional useful information to investors regarding the operating performance on a local currency basis.

Other Information

Non-GAAP measures cont…

The Group also presents net debt, a non-GAAP measure on page 17. The Group uses net debt to assess its financial capacity. The Management Board believes that this additional measure, which is used internally, is useful to the users of the financial statements in helping them to see how business financing has changed over the year. Net debt has limitations as an analytical tool. It is not a presentation made in accordance with IFRS and should not be considered as an alternative to borrowings or total liabilities determined in accordance with IFRS. Net debt is not necessarily comparable to similarly titled measures used by other companies. As a result, readers should not consider this measure in isolation from, or as a substitute analysis for the Group’s measures of financial position as determined in accordance with IFRS.

Due to the secondary listing of the ordinary shares of British American Tobacco p.l.c. on the main board of the JSE Limited (JSE) in South Africa, the Group is required to present headline earnings per share and diluted headline earnings per share, as alternative measures of earnings per share, calculated in accordance with Circular 1/2021 ‘Headline Earnings’ issued by the South African Institute of Chartered Accountants. These are shown on page 41.

The Group also presents the underlying tax rate, a non-GAAP measure, on pages 14 and 58. The Group uses the underlying tax rate to assess the tax rate applicable to the Group’s underlying operations, excluding the Group’s share of post-tax results of associates and joint ventures in BAT’s pre-tax results and adjusting items. The Management Board believes that this additional measure, which is used internally, is useful to the users of the financial statements because it excludes the contribution from the Group’s associates, recognised after tax but within the Group’s pre-tax profits, and adjusting items, thereby enhancing users’ understanding of underlying business performance. Underlying tax rate has limitations as an analytical tool. It is not a presentation made in accordance with IFRS and should not be considered as an alternative to the Group’s headline effective tax rate as determined in accordance with IFRS. Underlying tax rate is not necessarily comparable to similarly titled measures used by other companies. As a result, this measure should not be considered in isolation from, or as a substitute analysis for, the Group’s underlying tax rate as determined in accordance with IFRS.

Revenue at constant rates of exchange

Definition: Revenue before the impact of foreign exchange.

Six months ended 30 June	2022	2021
	£m	£m
Revenue	12,869	12,175
Impact of translational foreign exchange	(238)
Revenue re-translated at constant exchange rates	12,631

Other Information

Non-GAAP measures cont…

Revenue by Product Category, including New Categories, at constant rates of exchange

Definition: Revenue derived from each of the main product categories, including New Categories, before the impact of foreign exchange. This measure enables users of the financial statements to better compare the Group’s business performance across periods and with reference to the Group’s investment activity.

Six months ended 30 June	2022	Impact of exchange	2022 at 2021 CC	2021
	£m	£m	£m	£m
New Categories	1,283	(3)	1,280	883
Vapour	617	(27)	590	398
THP	497	20	517	359
Modern Oral	169	4	173	126
Traditional Oral	598	(37)	561	558
Non Combustibles	1,881	(40)	1,841	1,441
Combustibles	10,774	(188)	10,586	10,527
Other	214	(10)	204	207
Total Revenue	12,869	(238)	12,631	12,175

Adjusted profit from operations and adjusted operating margin

Definition: Profit from operations before the impact of adjusting items (described on pages 33 to 35) and adjusted profit from operations as a percentage of revenue.

Six months ended 30 June	2022	2021
	£m	£m
Profit from operations	3,678	4,907
Restructuring and integration costs	333	83
Amortisation and impairment of trademarks and similar intangibles	161	151
Credit in respect of the partial buy-out of the pension fund in the U.S.	(15)	-
Impairment in respect of assets/liabilities held-for-sale or businesses sold	958	71
Other adjusting items (including Engle)	530	23
Adjusted profit from operations	5,645	5,235
Impact of translational foreign exchange	(155)
Adjusted profit from operations re-translated at constant exchange rates	5,490
Operating margin (Profit from operations as % of revenue)	28.6%	40.3%
Adjusted operating margin (Adjusted profit from operations as a % of revenue)	43.9%	43.0%

Other Information

Non-GAAP measures cont…

Adjusted net finance costs

Definition: Net finance costs before the impact of adjusting items (described on page 36).

Six months ended 30 June	2022	2021
	£m	£m
Finance costs	(845)	(771)
Finance income	28	15
Net finance costs	(817)	(756)
Less: Adjusting items in net finance costs	41	34
Net adjusted finance costs	(776)	(722)
Comprising:
Interest payable	(780)	(747)
Interest and dividend income	28	15
Fair value changes – derivatives	479	(210)
Exchange differences	(503)	220
Net adjusted finance costs	(776)	(722)
Impact of translational foreign exchange	40
Net adjusted finance costs (at constant rates of exchange)	(736)

Adjusted Share of Post-Tax Results of Associates and Joint Ventures

Definition: Share of Post-Tax Results of Associates and Joint Ventures before the impact of adjusting items (described on page 36).

Six months ended 30 June	2022	2021
	£m	£m
Group’s share of post-tax results of associates and joint ventures	200	233
Issue of shares and changes in shareholding	(8)	(7)
Impairment of the Group’s investment in Organigram	59	-
Other	11	-
Adjusted Group’s share of post-tax results of associates and joint ventures	262	226

Underlying tax rate

Definition: Tax rate incurred before the impact of adjusting items (described on page 33 to 36) and to adjust for the inclusion of the Group’s share of post-tax results of associates and joint ventures within the Group’s pre-tax results.

Six months ended 30 June	2022	2021
	£m	£m
Profit before taxation (PBT)	3,061	4,384
Less: Share of post-tax results of associates and joint ventures	(200)	(233)
Adjusting items within profit from operations	1,967	328
Adjusting items within finance costs	41	34
Adjusted PBT, excluding associates and joint ventures	4,869	4,513
Impact of translational foreign exchange	(115)
Adjusted PBT, excluding associates and joint ventures (at constant rates)	4,754

Taxation on ordinary activities	1,123	1,055
Adjusting items within taxation and taxation on adjusting items	99	64
Adjusted taxation	1,222	1,119
Impact of translational foreign exchange on adjusted taxation	(18)
Adjusted taxation (at constant rates)	1,204
Underlying tax rate	25.1%	24.8%
Underlying tax rate (constant rates)	25.3%
Effective tax rate	36.7%	24.1%

Other Information

Non-GAAP measures cont…

Adjusted taxation

Definition: Taxation before the impact of adjusting items (described on page 36).

Six months ended 30 June	2022	2021
	£m	£m
UK
- current year tax	23	48
- adjustment in respect of prior periods	-	-
Overseas
- current year tax	1,194	1,066
- adjustment in respect of prior periods	27	7
Current tax	1,244	1,121
Deferred tax	(121)	(66)
Taxation on ordinary activities	1,123	1,055
Adjusting items	99	64
Net adjusted tax charge	1,222	1,119

Adjusted diluted earnings per share, at constant rates of exchange

Definition: Diluted earnings per share before the impact of adjusting items, presented in the prior year’s rate of exchange.

Six months ended 30 June	2022	2021
	pence	pence
Diluted earnings per share	80.8	141.6
Effect of restructuring and integration costs	12.7	3.1
Effect of amortisation and impairment of goodwill, trademarks and similar intangibles	5.5	4.8
Effect of impairment and associated costs in respect of assets/liabilities held-for-sale	42.0	3.1
Effect of other adjusting items	21.9	0.4
Effect of associates’ adjusting items	2.7	(0.3)
Effect of other adjusting items in net finance costs	1.5	1.4
Effect of adjusting items in respect of deferred taxation	0.3	0.1
Adjusted diluted earnings per share	167.4	154.2
Impact of translational foreign exchange	(4.4)
Adjusted diluted earnings per share, at constant exchange rates	163.0

Other Information

This page is intentionally left blank

Other Information

ADDITIONAL INFORMATION

British American Tobacco is one of the world's leading consumer products businesses, with brands sold in more than 200 markets. We have strategic combustible and THP brands – Dunhill, Kent, Lucky Strike, Pall Mall, Rothmans, Neo, Newport, Camel (in the U.S.) and Natural American Spirit (in the U.S.) – and over 200 brands in our portfolio, including a growing portfolio of potentially reduced-risk, New Category products. We hold robust market positions in each of our regions and have leadership positions in more than 55 markets.

References in this document to information on websites, including the web address of BAT, have been included as inactive textual references only. These websites and the information contained therein or connected thereto are not intended to be incorporated into or to form part of this report.

PUBLICATION OF HALF-YEAR REPORT

This Half-Year Report is released or otherwise made available or notified to the London Stock Exchange, the JSE Limited and the New York Stock Exchange and filed in accordance with applicable regulations. It may be viewed and downloaded from our website www.bat.com.

Copies of the announcement may also be obtained by contacting: (1) the Company’s registered office; (2) the Company’s representative office in South Africa; (3) British American Tobacco Publications; or (4) Citibank Shareholder Services. Contact details are set out on page 64.

ANNUAL REPORT: Statutory Accounts

The information contained within this report for the year ended 31 December 2021 does not constitute statutory accounts as defined in Section 434 of the Companies Act 2006. A copy of the statutory accounts for the year 2021 has been delivered to the Registrar of Companies. The auditor’s report on the 2021 accounts was unmodified, did not draw attention to any matters by way of emphasis and did not contain statements under Section 498(2) or (3) of the Companies Act 2006.

SHAREHOLDER INFORMATION

FINANCIAL CALENDAR

December 2022	Pre-close Trading Update
Thursday 9 February 2023	Preliminary Statement 2022

PROPOSED DATES FOR QUARTERLY DIVIDEND PAYMENTS FOR THE YEAR ENDING 31 DECEMBER 2022

Event	Payment No. 1	Payment No. 2	Payment No. 3	Payment No. 4
Last day to trade (JSE)	20 March 2023	11 July 2023	26 September 2023	19 December 2023
Ex-dividend date (JSE)	22 March 2023	12 July 2023	27 September 2023	20 December 2023
Ex-dividend date (LSE and NYSE)	23 March 2023	13 July 2023	28 September 2023	21 December 2023
Record date (JSE, LSE and NYSE)	24 March 2023	14 July 2023	29 September 2023	22 December 2023
Payment date (LSE and JSE)	3 May 2023	18 August 2023	3 November 2023	1 February 2024
ADS payment date (NYSE)	8 May 2023	23 August 2023	8 November 2023	6 February 2024

Notes:

(1) A complete timetable for the quarterly dividend payments for the year ending 31 December 2022 and the declared amount will be included in the Preliminary Results Announcement in February 2023.

(2) The dates set out above may be subject to any changes to public holidays arising and changes or revisions to the LSE, JSE and NYSE timetables. Any confirmed changes to the dates will be announced.

Other Information

OUR PRODUCTS

The Group reports volume as additional information. This is done, where appropriate, with cigarette sticks as the basis, with usage levels applied to other products to calculate the equivalent number of cigarette units. There is no conversion to a stick equivalent for vapour products.

The conversion rates that are applied:

Unit

Factory Made Cigarettes (FMC)	1 stick
Cigars	1 cigar (regardless of size)
Pipe tobacco	0.8 grams
Roll-your-own	0.8 grams
Make-your-own
- Expanded tobacco	0.5 grams
- Optimised tobacco	0.7 grams
Tobacco Heat sticks	1 heat stick
Modern Oral	1 pouch
Traditional Oral
- Pouch	1 pouch
- Moist snuff	2.8 grams
- Dry Snuff	2.0 grams
- Loose leaf, plug, twist	7.1 grams

Roll-your-own (RYO)

Loose tobacco designed for hand rolling, normally a finer cut with higher moisture, compared to cigarette tobacco.

Make-your-own (MYO)

MYO expanded tobacco; also known as volume tobacco.

Loose cigarette tobacco with enhanced filling properties – to allow higher yields of cigarettes/kg - designed for use with cigarette tubes and filled via a tobacco tubing machine.

MYO non-expanded tobacco; also known as optimised tobacco.

Loose cigarette tobacco designed for use with cigarette tubes and filled via a tobacco tubing machine.

Other Information

FORWARD-LOOKING STATEMENTS AND OTHER MATTERS

This announcement contains certain forward-looking statements, including "forward-looking" statements made within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.

In particular, these forward-looking statements include, among other statements, statements regarding the Group's future financial performance, planned product launches and future regulatory developments and business objectives (including with respect to sustainability and other environmental, social and governance matters), as well as: (i) certain statements in the Chief Executive commentary (pages 1 to 2); (ii) certain statements in the Finance and Transformation Director’s Outlook Statement (page 2); (iii) certain statements in the Category Performance Review (pages 4 to 8); (iv) certain statements in the Regional Review section (pages 9 to 13); (v) certain statements in the Other Financial Information section (pages 14 to 17); (vi) certain statements in the Other Information section (pages 18 to 22); (vii) certain statements in the Notes to the Unaudited Interim Financial Statements section (pages 31 to 50), including the Liquidity and Contingent Liabilities and Financial Commitments sections; and (viii) certain statements in the Other Information section (pages 51 to 63), including the Non-GAAP Measures sections and under the heading “Dividends”.

These statements are often, but not always, made through the use of words or phrases such as "believe", "anticipate", "could", "may", "would", "should", "intend", "plan", "potential", "predict", "will", "expect", "estimate", "project", "positioned", "strategy", "outlook", "target" and similar expressions. These include statements regarding our intentions, beliefs or current expectations concerning, amongst other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the economic and business circumstances occurring from time to time in the countries and markets in which the British American Tobacco Group (the “Group”) operates, including the projected future financial and operating impacts of the COVID-19 pandemic.

All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors. It is believed that the expectations reflected in this announcement are reasonable, but they may be affected by a wide range of variables that could cause actual results and performance to differ materially from those currently anticipated. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are uncertainties related to the following: the impact of competition from illicit trade; the impact of adverse domestic or international legislation and regulation; the inability to develop, commercialise and deliver the Group’s New Categories strategy; adverse litigation and dispute outcomes and the effect of such outcomes on the Group’s financial condition; the impact of significant increases or structural changes in tobacco, nicotine and New Categories related taxes; translational and transactional foreign exchange rate exposure; changes or differences in domestic or international economic or political conditions; the ability to maintain credit ratings and to fund the business under the current capital structure; the impact of serious injury, illness or death in the workplace; adverse decisions by domestic or international regulatory bodies; and changes in the market position, businesses, financial condition, results of operations or prospects of the Group.

A review of the reasons why actual results and developments may differ materially from the expectations disclosed or implied within forward-looking statements can be found by referring to the information contained under the headings “Cautionary statement“, "Group Principal Risks" and "Group Risk Factors" in the 2021 Annual Report and Form 20-F of British American Tobacco p.l.c. (BAT). Additional information concerning these and other factors can be found in BAT's filings with the U.S. Securities and Exchange Commission ("SEC"), including the Annual Report on Form 20-F and Current Reports on Form 6-K, which may be obtained free of charge at the SEC's website, http://www.sec.gov and BAT’s Annual Reports, which may be obtained free of charge from the British American Tobacco website www.bat.com.

No statement in this announcement is intended to be a profit forecast and no statement in this communication should be interpreted to mean that earnings per share of BAT for the current or future financial years would necessarily match or exceed the historical published earnings per share of BAT. Past performance is no guide to future performance and persons needing advice should consult an independent financial adviser. The forward-looking statements reflect knowledge and information available at the date of preparation of this announcement and BAT undertakes no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on such forward-looking statements.

All financial statements and financial information provided by or with respect to the U.S. or Reynolds American Inc. (Reynolds American) are initially prepared on the basis of U.S. GAAP and constitute the primary financial statements or financial records of the U.S. / Reynolds American. This financial information is then converted to International Financial Reporting Standards as issued by the IASB and as adopted for use in the UK (“IFRS”) for the purpose of consolidation within the results of the Group. To the extent any such financial information provided in this announcement relates to the U.S. or Reynolds American it is provided as an explanation of, or supplement to, Reynolds American’s primary U.S. GAAP based financial statements and information.

Our vapour product Vuse (including Alto, Solo, Ciro and Vibe), and certain products including Velo, Grizzly, Kodiak, and Camel Snus , which are sold in the U.S., are subject to FDA regulation and no reduced-risk claims will be made as to these products without agency clearance.

Paul McCrory

Secretary

26 July 2022

Other Information

SHAREHOLDER INFORMATION

CORPORATE INFORMATION

British American Tobacco p.l.c. is a public limited company which is listed on the London Stock Exchange, New York Stock Exchange and the JSE Limited in South Africa. British American Tobacco p.l.c. is incorporated in England and Wales (No. 3407696) and domiciled in the UK.

Premium listing

London Stock Exchange (Share Code: BATS; ISIN: GB0002875804)

Computershare Investor Services PLC

The Pavilions, Bridgwater Road, Bristol BS99 6ZZ, UK

Tel: 0800 408 0094; +44 370 889 3159

Share dealing tel: 0370 703 0084 (UK only)

Your account: www.computershare.com/uk/investor/bri

Share dealing: www.computershare.com/dealing/uk

Web-based enquiries: www.investorcentre.co.uk/contactus

Secondary listing

JSE (Share Code: BTI)

Shares are traded in electronic form only and transactions settled electronically through Strate.

Computershare Investor Services Proprietary Limited

Private Bag X9000, Saxonwold 2132, South Africa

Rosebank Towers, 15 Biermann Avenue, Rosebank, South Africa

Tel: 0861 100 634; +27 11 870 8216

Email enquiries: web.queries@computershare.co.za

Sponsor for the purpose of the JSE - Merrill Lynch South Africa (Pty) Ltd t/a BofA Securities

American Depositary Receipts (ADRs)

NYSE (Symbol: BTI; CUSIP Number: 110448107)

BAT’s shares are listed on the NYSE in the form of American Depositary Shares (ADSs) and these are evidenced by American Depositary Receipts (ADRs), each one of which represents one ordinary share of British American Tobacco p.l.c.  Citibank, N.A. is the depositary bank for the sponsored ADR programme.

Citibank Shareholder Services

PO Box 43077, Providence, Rhode Island 02940-3077, USA

Tel: +1 888 985 2055 (toll-free) or +1 781 575 4555

Email enquiries: citibank@shareholders-online.com; website: www.citi.com/dr

Publications

British American Tobacco Publications

Unit 80, London Industrial Park, Roding Road, London E6 6LS, UK

Tel: +44 20 7511 7797; e-mail enquiries: bat@team365.co.uk or the Company’s Representative office in South Africa using the contact details below.

British American Tobacco p.l.c. - Registered office

Globe House, 4 Temple Place, London, WC2R 2PG, UK

Tel: +44 20 7845 1000; facsimile: +44 20 7240 0555

British American Tobacco p.l.c. - Representative office in South Africa

Waterway House South

No 3 Dock Road, V&A Waterfront, Cape Town 8000, South Africa

PO Box 631, Cape Town 8000, South Africa

Tel: +27 21 003 6712

GLOSSARY and DEFINITIONS

The following is a summary of the key terms used within this report:

Term	Definition
AmSSA	Americas (excluding U.S.) and Sub-Saharan Africa. The key markets are: Argentina, Brazil, Canada, Chile, Colombia, Mexico, Nigeria, South Africa.
APME	Asia Pacific and Middle East. The key markets are: Algeria, Australia, Bangladesh, Japan, Malaysia, Morocco, New Zealand, Pakistan, Saudi Arabia, South Korea, Taiwan, Vietnam.
British American Tobacco, BAT, Group, we, us and our

When the reference denotes an opinion, this refers to British American Tobacco p.l.c. and when the reference denotes business activity, this refers to British American Tobacco Group operating companies, either collectively or individually, as the case may be.

Cigarette

Factory made cigarettes (FMC) and products that have similar characteristics and are manufactured in the same manner, but due to specific features may not be recognised as cigarettes for regulatory, duty or similar reasons.

Combustibles	Cigarettes and OTP.
Constant Currency / Constant rates

Presentation of results in the prior year’s exchange rate, removing the potentially distorting effect of translational foreign exchange on the Group’s results. The Group does not adjust for normal transactional gains or losses in profit from operations which are generated by exchange rate movements.

Developed Markets	As defined by the World Economic Outlook as Advanced Economies and those within the European Union.
Emerging Markets	Those markets not defined as Developed Markets.
Europe

Europe. The key markets are:

Belgium, Bulgaria, Czech Republic, Denmark, France, Germany, Greece, Hungary, Italy, Kazakhstan, Netherlands, Poland, Romania, Russia, Spain, Switzerland, Turkey, Ukraine, United Kingdom. Russia will remain in the top 9 markets until the sale of the Russian business is complete.

GTR	Global Travel Retail.
Key markets

The key markets are:

Algeria, Argentina, Australia, Bangladesh, Belgium, Brazil, Bulgaria, Canada, Chile, Colombia, Czech Republic, Denmark, France, Germany, Greece, Hungary, Italy, Japan, Kazakhstan, Malaysia, Mexico, Morocco, Netherlands, New Zealand, Nigeria, Pakistan, Poland, Romania, Russia, Saudi Arabia, South Africa, South Korea, Spain, Switzerland, Taiwan, Turkey, Ukraine, United Kingdom, United States and Vietnam. Russia will remain in the key markets until the sale of the Russian business is complete

Modern Oral	Includes Velo, EPOK and Lyft.
New Categories	Includes Vapour, THP and Modern Oral.
Non-Combustibles	New Categories plus Traditional Oral.
OTP	Other Tobacco Products, including make-your-own, roll-your-own, Pipe and Cigarillos.
Project Quantum	Review of the Group’s operating model to drive increased agility and efficiency.
Reduced risk*

Based on the available science, products within “New Categories” and “Traditional Oral” have been shown to be reduced-risk; are likely to be reduced-risk; or may have the potential to be reduced-risk, in each case if switched to exclusively as compared to continuing to smoke cigarettes.

Strategic combustible and THP brands	Includes Kent, Dunhill, Lucky Strike, Pall Mall, Rothmans, Newport, Natural American Spirit (U.S.), Camel (U.S.), glo and Neo.
Strategic Portfolio

Comprises strategic combustibles, strategic traditional oral and New Categories – and includes Kent, Dunhill, Lucky Strike, Pall Mall, Rothmans, Newport, Natural American Spirit (U.S.), Camel (U.S.), Vuse, glo, Neo, Ten Motives, Velo, EPOK, Lyft, Granit, Mocca, Grizzly, Camel Snus, Kodiak.

THP	Tobacco heating products (i.e., the devices, which include glo and our hybrid products) or Tobacco heated products (i.e., the consumables used by Tobacco heating product devices).
Top 5 / T5 vapour markets	Being the top 5 markets for industry vapour sales by revenue – U.S., Canada, UK, France and Germany. These markets represent more than 80% of Global industry vapour revenue (closed systems).
Top 5 / T5 modern oral markets

Being the top 5 markets for industry modern oral sales by revenue – U.S., Sweden, Norway, Denmark and Switzerland. These markets represent more than 80% of Global industry modern oral revenue. Germany has been removed from the priority market given the suspension of sales in 2021.

Top 9 / T9 THP markets

Being the top 9 markets for industry THP sales by revenue – Japan, South Korea, Russia, Italy, Romania, Germany, Ukraine, Poland and the Czech Republic. These markets represent more than 80% of Global industry THP revenue. Russia will remain in the top 9 markets until the sale of the Russian business is complete.

Traditional Oral	Moist Snuff (including Grizzly, Kodiak and Granit) and other traditional snus products (including Camel Snus and Lundgrens).
U.S.	United States of America (a key market).
Value share

Value share is the retail value of units bought by consumers of a particular brand or combination of brands, as a proportion of the total retail value of units bought by consumers in the industry, category or other sub-categorisation in discussion.

Volume share

Offtake volume share, as independently measured by retail audit agencies (including Nielsen and Marlin) and scanner sales to consumers, where possible or based on movements within the supply chain (such as sales to retailers) to generate an estimate of shipment share, based upon latest available data. Except when referencing particular markets, volume share is based on our key markets. The Group’s key markets represent over 80% of the Group’s cigarette volume.

Vapour	Rechargeable, battery-powered devices that heat liquid formulations – e-liquids – to create a vapour which is inhaled. Vapour products are predominantly related to Vuse.

*Our vapour product Vuse (including Alto and Vibe), and oral products (including Grizzly, Camel Snus, Kodiak and Velo), which are only sold in the U.S., are subject to FDA regulation and no reduced-risk claims will be made as to these products without agency clearance.

In August 2021, the Group disposed of its operations in Iran. From 1 January 2022, the markets of North Africa (Algeria, Egypt, Morocco, Tunisia, Libya and Sudan) have been transferred to APME, with ENA renamed Europe from that date.

Markets shown in bold are included in the combustible volume/value share calculations

Additional Information on Volume / Revenue by Category and by Region

Volume (unit)
Six months ended 30 June	U.S.		AmSSA		Europe		APME		Group
	2022	%change	2022	%change	2022	%change	2022	%change	2022	%change
New Categories
Vapour	166	+19.4%	36	+37.2%	84	+8.7%	6	+60.8%	292	+18.6%
THP	-	-	-	-	6.2	+42.6%	4.8	+17.3%	11.0	+30.4%
Modern Oral	179	-55.7%	1	+0.0%	1,379	+26.3%	211	+90.5%	1,770	+10.1%
Traditional Oral	3.5	-4.4%	-	-	0.4	-8.9%	-	-	3.9	-4.9%
Total Non-Combustibles
Cigarettes	30.0	-13.4%	70.9	+0.5%	93.6	-9.1%	108.9	+0.9%	303.4	-4.0%
OTP	0.1	-18.8%	0.8	-6.9%	6.4	-12.6%	0.9	-1.3%	8.2	-11.0%
Total Combustibles	30.1	-13.4%	71.7	+0.4%	100.0	-9.3%	109.8	+0.9%	311.6	-4.2%
Memo: Cigarettes and THP	30.0	-13.4%	70.9	+0.5%	99.8	-6.9%	113.7	+1.5%	314.4	-3.1%

Revenue- at current rates (£m)
Six months ended 30 June	U.S.		AmSSA		Europe		APME		Group
	2022	%change	2022	%change	2022	%change	2022	%change	2022	%change
New Categories	414	+70.4%	96	+78.0%	525	+46.4%	248	+9.5%	1,283	+45.4%
Vapour	402	+71.1%	96	+78.0%	110	+9.6%	9	+7.7%	617	+55.2%
THP	-	-	-	-	262	+83.5%	235	+9.0%	497	+38.6%
Modern Oral	12	+50.7%	-	-	153	+32.5%	4	+54.6%	169	+34.2%
Traditional Oral	580	+7.9%	-	-	18	-10.8%	-	-	598	+7.2%
Total Non-Combustibles	994	+27.4%	96	+78.0%	543	+43.4%	248	+9.5%	1,881	+30.7%
Total Combustibles	4,928	+3.3%	1,756	+6.4%	2,265	-2.7%	1,825	+2.5%	10,774	+2.3%
Other	12	-13.4%	106	+16.0%	63	+14.7%	33	-31.4%	214	+2.9%
Total	5,934	+6.7%	1,958	+9.0%	2,871	+4.0%	2,106	+2.5%	12,869	+5.7%
Of which:
Strategic	5,621	+6.7%	1,226	+19.6%	2,241	+9.0%	1,065	+3.5%	10,153	+8.3%
Non-strategic	313	+6.0%	732	-5.0%	630	-10.6%	1,041	+1.4%	2,716	-2.9%
	5,934	+6.7%	1,958	+9.0%	2,871	+4.0%	2,106	+2.5%	12,869	+5.7%

Revenue- at constant rates (£m)
Six months ended 30 June	U.S.		AmSSA		Europe		APME		Group
	2022	%change	2022	%change	2022	%change	2022	%change	2022	%change
New Categories	387	+59.2%	93	+71.5%	537	+49.8%	263	+15.9%	1,280	+45.0%
Vapour	376	+59.9%	93	+71.5%	112	+11.7%	9	+6.2%	590	+48.2%
THP	-	-	-	-	268	+87.5%	249	+15.6%	517	+44.2%
Modern Oral	11	+40.9%	-	-	157	+36.1%	5	+60.2%	173	+37.0%
Traditional Oral	542	+0.9%	-	-	19	-5.2%	-	-	561	+0.6%
Total Non-Combustibles	929	+19.0%	93	+71.5%	556	+46.8%	263	+15.9%	1,841	+27.8%
Total Combustibles	4,606	-3.4%	1,715	+3.9%	2,408	+3.5%	1,857	+4.3%	10,586	+0.6%
Other	11	-19.0%	96	+5.6%	66	+18.4%	31	-35.3%	204	-1.9%
Total	5,546	-0.3%	1,904	+6.0%	3,030	+9.7%	2,151	+4.7%	12,631	+3.7%
Of which:
Strategic	5,254	-0.3%	1,188	+15.8%	2,356	+14.6%	1,095	+6.4%	9,893	+5.5%
Non-strategic	292	-1.0%	716	-7.0%	674	-4.4%	1,056	+2.9%	2,738	-2.1%
	5,546	-0.3%	1,904	+6.0%	3,030	+9.7%	2,151	+4.7%	12,631	+3.7%